UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

February 20, 2003

TeliaSonera
(Exact name of registrant as specified in its charter)

Marbackagatan 11 S-123 86 Farsta, Sweden
(Address of principal executive offices)

0-30340
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

Year-End Report

January-December 2002

TeliaSonera ab (publ), SE-123 86 Farsta, Corp. Reg. No. 556103-4249, Registered office: Stockholm

Contents of this report:
  Review of the TeliaSonera Group, pro forma
  This review comprises the pro forma figures for the merged TeliaSonera including consolidated Baltic operations
  Full-year review of Telia stand-alone
  This review comprises Telia Group including pre-merger Telia Business Areas
  Full-year review of Sonera stand-alone
  This review comprises Sonera Group including pre-merger Sonera Business Areas
  Review of the TeliaSonera Group, legal
  This review comprises Telia, stand-alone with the addition of one month Sonera and consolidated Baltic operations following the merger in December
  Condensed financial statements of the TeliaSonera Group, legal

Year-End Report

January–December 2002

TeliaSonera ab (publ), SE-123 86 Farsta, Corp. Reg. No. 556103-4249, Registered office: Stockholm

Merger of Telia and Sonera completed in December 2002

Pro forma highlights 2002

  Net sales in level with previous year. Telia and Sonera stand alone net sales increased 5% and 6% for comparable units, respectively
  Underlying ebitda increased to msek 24,573 (21,768), margin increased to 30.3% (26.9)
  Strong free cash flow of msek 9,539 (-7,008)
  Strong mobile growth and improved profitability in all Nordic markets. Record high margins of 50% in Swedish (Q4) and Finnish (full year) mobile operations. Strong growth in mobile operations in Fintur, Turkcell and MegaFon
  Swedish fixed network operations report high 37.4% (36.5) underlying ebitda margin, despite decrease in revenues
  Costs totaling msek 53,278 for restructuring and streamlining efforts, primarily within international 3G operations, International Carrier, and the Danish fixed network operations impacted operating income which fell to msek –46,859 (9,586)
  Dividend is proposed to increase to sek 0.40 per share (total of sek 0.20), reflecting the intention to increase dividend annually

TeliaSonera pro forma* - Review of Earnings
	January-December
	2002	2001	2002	2001
	msek	msek	meur**	meur**
Net sales	80,979	80,925	8,809	8,803
Change in net sales (%)	0.1	9.3	0.1	9.3
Underlying ebitda	24,573	21,768	2,673	2,368
Underlying ebitda margin (%)	30.3	26.9	30.3	26.9
Operating income	-46,859	9,586	-5,098	1,043
Free cash flow	9,539	-7,008	816	-762
capex	11,459	21,189	1,216	2,305

* Assuming a 100% ownership of Sonera and excluding Telia’s Finnish mobile operations and Swedish cable TV operations

** For convenience only, conversion rate: SEK 1 = EUR 0,1088

Comments from Anders Igel, President and CEO of TeliaSonera

A Landmark Year

"We closed 2002 with the successful merger of two strong businesses and with significantly increased margins within the mobile operations across the Nordic area and the fixed services in Sweden."

"We also took the necessary steps to remedy under-performing operations in International Carrier, Denmark, and Group 3G by restructuring those businesses. While the substantial write-downs explain negative impacts to net income, the steps we took allow us to focus on integration into one company with better opportunities to develop strong underlying performance across all operations."

"Going forward, customer orientation aimed at revenue generation and conscious efforts to produce competitive cost levels put TeliaSonera in position to produce opportunities for future cash flow and profit improvements."

1) Review of the TeliaSonera Group, pro forma

The TeliaSonera Group showed strong growth in mobile communications, Internet and broadband in the home market, the Nordic countries and the Baltic states, and strong growth in the mobile operations in Eurasia. International Carrier also achieved increased sales despite market turbulence. Fixed telephony sales fell during the year.

Net sales for the Group was in level with 2001, at sek 80,979 million. For comparable units the increase in sales was approximately 5 percent, taking into account divested operations and the consolidation of the Fintur mobile operations in Eurasia.
Pro forma* MSEK	Jan Dec 2002	Jan Dec 2001	Jan Dec 2000
Condensed Income Statements
Net sales	80,979	80,925	74,070
Underlying ebitda	24 573	21,768	20,681
Operating income	-46,859	9,586	20,852
Income after financial items	-47,757	5,253	20,382
Net income	-29,916	2,143	15,239
Pro forma* MSEK	Dec 31, 2002
Condensed Balance Sheets
Fixed assets	172,664
Current assets	34,157
Total assets	206,821
Shareholders’ equity	108,834
Minority interests	5,120
Provisions	18,406
Long-term loans	32,256
Short-term loans	12,608
Non-interest-bearing liabilities	29,597
Total equity and liabilities	206,821
Pro forma* MSEK	Jan Dec 2002	Jan Dec 2001	Jan Dec 2000
Condensed Cash Flow Statements
Cash flow from operating activities	21,198	14,181	14,405
Intangible and tangible assets acquired	-11,459	-21,189	-20,515
Free cash flow	9,539	-7,008	-6,110
Other investing activities	6,692	35,200	-23,491
Cash flow from investing activities	-3,967	14,011	-44,006
Cash flow from financing activities	-20,845	-20,511	63,971
Cash flow for the period	-4,414	7,681	34,370

* Assuming a 100% ownership of Sonera and excluding Telia’s Finnish mobile operations and Swedish cable TV operations

TeliaSonera improved profitability during 2002. Stronger earnings and increased margins in Sweden and Finland as well as the mobile operations in Norway, Denmark, the Baltic states and Eurasia had a positive effect on underlying ebitda, which improved to sek 24,573 million (21,968) and on the margin, which climbed to 30.3 percent (26.9).

During the year, aggregate costs for restructuring and streamlining efforts totaled sek 53,278 million. The write-down of the UMTS investments in Germany, Italy and Spain amounted to sek 39,870 million. Costs impacted operating income, which fell to sek –46,859 million (9,586). Not including write-downs, restructuring costs, capital gains and other items not reflecting underlying business operations, operating income improved to sek 6,419 million (-1,514).

Major investments in recent years and more effective investment management resulted in lower capital expenditure levels. During the year, capex decreased 46 percent to sek 11,459 million (21,189).

Improved underlying ebitda and the low level of investment generated strong free cash flows of sek 9,539 million (-7,008).

TeliaSonera Group’s financial position was strong in 2002. At year-end, the Group’s net debt (long-term and short-term loans less short-term investments and cash and bank) was sek 38,075 million, the debt/equity ratio was 0.23 and the equity/assets ratio was 51.7 percent. After the merger, Standard & Poor’s former "A+" credit rating for Telia and "BBB" credit rating for Sonera resulted in an "A" rating for long-term borrowing with continued risk for possible downgrading for TeliaSonera ab. Moody’s assigned A2 for long-term borrowing with negative outlook. The changes still represent solid ratings that are not expected to affect TeliaSonera’s costs or ability to finance operations in the short to medium term.

Following the merger between Telia and Sonera the Group also consolidates the following companies; Lietuvos Telekomas and UAB Omnitel in Lithuania and Latvijas Mobilais Telefons in Latvia. TeliaSonera also has significant holdings in Eesti Telekom and Lattelekom (Latvia). The Baltic companies have significant market positions in their respective countries both within fixed and mobile operations. The consolidated companies have contributed to the financial performance of TeliaSonera, as follows.
MSEK	Telia	Sonera	Baltic enti ties	Adjustments	Pro forma 2002
Net sales	57,138	20,505	6,199	-2,863	80,979
Underlying EBITDA	14,909	7,280	3,036	-652	24,573
Operating income	-10,900	-35,001	1,396	-2,354	-46,859
Underlying operating income	3,582	3,795	1,396	-2,354	6,419

In the subsequent sections, Telia and Sonera are described on a stand-alone basis, as in the table above.

2) Full Year Review of Telia stand-alone

Net sales for the Telia Group during 2002 maintained its 2001 level at sek 57,138 million (57,196), but comparable sales increased 5 percent after divested businesses are taken into account.

Telia had strong growth within Mobile, Internet Services and International Carrier. Sales of fixed telephony dropped due to the introduction of local carrier pre-selection in Sweden and weak growth in the market overall.
MSEK	Oct Dec 2002	Oct Dec 2001	Jan Dec 2002	Jan- Dec 2001
Net sales	14,411	14,970	57,138	57,196
Underlying ebitda	3,666	3,133	14,909	12,915
ebitda margin (%)	25.4	20.9	26.1	22.6
Depreciation, amortization etc.	-3,434	-6,285	-20,202	-13,975
Items not reflecting underlying business operations	-1,185	322	-5,986	384
Income from associates	46	3,746	379	6,136
Operating income	-907	916	-10,900	5,460
Investments	2,449	5,157	9,095	20,735
of which capex	2,425	4,849	8,321	17,713

Improved earnings and stronger margins within Mobile, Internet Services, the Swedish fixed network operations and International Carrier had a positive impact on the Group’s underlying ebitda, which improved 15 percent to sek 14,909 million (12,915), and the margin, which improved from 23 to 26 percent. The Danish fixed network operations developed in a less satisfactory direction.

Major restructuring costs and write-downs were taken in order to facilitate a turn-around of unprofitable operations, primarily International Carrier and the Danish fixed network operations. Costs were also incurred for Swedish efficiency programs, totaling sek 631 million.

Restructuring costs totaled sek 5,924 million and write-downs totaled sek 9,700 million, affecting operating income, which dropped to sek –10,900 million (5,460). Not including write-downs, restructuring costs, capital gains and other items not reflecting underlying business operations, operating income improved to sek 3,582 million (1,011).

Reduced investments in International Carrier and in the fixed network in Sweden as well as a somewhat lower level of investment in the mobile operations resulted in decreased capex of sek 8,321 million (17,713).

Improved underlying ebitda and a low level of investment led to increased free cash flow, which in turn reduced net interest-bearing liability to sek 6,218 million (10,661).

Efficiency Programs in 2002

Telia carried out a major efficiency program during the year. Efforts in Sweden were mainly focused on the sales and distribution channels, concentrating customer services in fewer locations, streamlining the delivery process and increasing sales of standardized products and services through web and interactive voice response. Products with unsatisfactory profitability were removed as offerings.

The restructuring measures in Danish operations and International Carrier reduced the number of employees by more than 200.

In 2002 the number of employees in Telia decreased by 1,141, of which 774 were inside Sweden. An additional 323 employees within Resources and Redeployment were identified as redundant at year-end. The number of consultants used as employee substitutes has during the year been brought down by almost 50 percent to 400.

The measures taken thus far have had a positive impact on earnings for 2002, although the full impact will become evident in 2003 as the efficiency program continues.

Telia Mobile – Improved profitability in all Nordic markets, continued strong customer growth

Telia Mobile operations showed positive development during the year across its Nordic footprint. External net sales increased 13 percent during 2002, spurred by customer growth and increased traffic. The number of customers in the Nordic operations increased by 522,000 to 5,458,000 during the year. Fourth quarter sales increased 7 percent.
MSEK	Oct Dec 2002	Oct Dec 2001	Jan Dec 2002	Jan Dec 2001
Net sales	5,424	5,138	21,638	19,830
of which external	5,032	4,714	20,163	17,857
Underlying ebitda	1,732	1,089	6,123	4,705
ebitda margin (%)	32.0	21.2	28.3	23.7
Depreciation, amortization etc.	-1,547	-886	-4,422	-3,385
Items not reflecting underlying business operations	29	-2	-357	-49
Income from associates	109	137	321	361
Operating income	323	338	1,665	1,632
Investments	593	1,672	2,605	4,979
of which capex	608	1,314	2,369	4,341

Volume growth combined with streamlining efforts led to a 30 percent improvement in underlying ebitda, and the margin was strengthened to 28 from 24 percent. Fourth quarter underlying ebitda climbed 59 percent, while the margin improved to 32 percent (21).

In the fourth quarter, a write-down of sek 536 million was taken against Telia´s Finnish mobile operations to reflect estimated market value. Furthermore, Telia has tested its investment in NetCom for impairment. As a result, management estimates that grounds do not exist for recording writedowns as of December 31, 2002.

In 2002, items not reflecting underlying business operations was affected by restructuring costs of sek 201 million, including provisions for redundant personnel.

Income from associated companies decreased mainly due to start-up costs from newly established operations in the company’s Russian mobile operator, MegaFon.

Operating income increased slightly during the year. Not including write-downs, items not reflecting underlying business operations, and capital gains, operating income improved to sek 2,538 million (1,814) in 2002, and improved to sek 830 million (334) in the fourth quarter.

Telia Mobile’s investments decreased in 2002. The greater part of those investments targeted expanding network capacity in Norway, Denmark, and Sweden. The high level of investment in the comparable year is attributable to the acquisition of a 3G license in Denmark.

Telia’s and Tele2’s equally owned network company, Svenska UMTS-nät AB, has a loan agreement with a group of banks for sek 11 billion in loans and credit on current account for the 3G build out in Sweden. The build out and financing of the UMTS network in Sweden is proceeding according to plan. The financing facilities were not used by the end of the year.

Continued customer growth and improved profitability in Sweden

Mobile telephony net sales in Sweden increased 5 percent, though the average price level fell 4 percent during the year, largely due to reduced interconnect fees. Fourth quarter sales fell 1 percent due to the price cut for interconnect traffic fees on October 1, 2002, and the increased number of prepaid card customers.

The number of customers during the year increased by 165,000 to 3,604,000. The number of prepaid card customers increased by 251,000 while the number of subscription customers fell by 86,000. The number of customers via service providers increased by 14,000 to 88,000. From fourth quarter 26,000 Halebop customers are classified as Telia Mobile customers instead of customers via service providers.

The average monthly traffic volume per customer climbed during the year to 130 minutes (127), and SMS messages rose 25 percent.

Reduced interconnect fees and an increased share of prepaid customers led to a drop in the average revenue per user (arpu), to sek 277 (285).

Churn increased to 12 percent (8) but remains low compared internationally.

Positive traffic development and continued streamlining resulted in a 7 percent improvement in underlying ebitda for the year, and the margin improved to 46 percent (44). In the fourth quarter underlying ebitda climbed 15 percent, and the margin was strengthened to 50 percent (44).

Two new types of subscriptions were launched in the business segment in order to increase customers’ range of choices. Several new mobile data services were also introduced on the market. At year-end, Telia had gprs roaming agreements with most countries in Europe and with the United States.

During the year Telia initiated a 3G mast collaboration program that will facilitate the expansion of UMTS networks in Sweden and trim costs by reducing the number of masts needed.

During the year the company collaborated with Microsoft, WM-data, and others to develop solutions that provide a company’s employees with access to their intranet from a mobile phone.

During the year Telia HomeRun, which is the largest W-LAN operator in Europe with more than 500 "hot spots" in the Nordic area, introduced the first commercial W-LAN roaming service with operators in Italy and the UK.

Continued strong growth and improved earnings in Norway

In Norway external net sales in mobile telephony rose 28 percent. The number of customers increased by 118,000 to 1,088,000, while the number of customers activated via service providers fell by 22,000 to 90,000. Simple and attractive customer offers and an increased share of subscription customers had a positive effect on both traffic volume and arpu. Fourth quarter sales surged 29 percent.

During the year, the average traffic volume per customer per month increased to 156 minutes (136) and arpu climbed to nok 345 (310). SMS usage increased 51 percent during 2002.

Customer growth, increased traffic volume per customer and cost-cutting measures resulted in improved underlying ebitda and the margin increased to 39 percent (32). In the fourth quarter, underlying ebitda climbed 42 percent, and the margin improved to 33 percent (30).

To promote and simplify the use of mobile communications, a new price structure was implemented, allowing customers to pay the same price, regardless of where or when they make calls.

Strong customer growth and improved profitability in Denmark

Net sales in Denmark increased 35 percent during the year, and fourth quarter net sales increased 50 percent.

New subscriptions continued to expand, as customers increased by 178,000 to 466,000.

During the year, SMS messages increased 185 percent. arpu and the monthly number of traffic minutes per customer also showed positive development compared with the preceding year.

The strong increase in sales led to improved underlying ebitda. In the fourth quarter the underlying ebitda climbed significantly.

Simple and attractive subscriptions for both consumer and business customers formed the base for the substantial customer growth during the year. The GSM network was completed during the year, enabling Telia to offer services at attractive prices nationwide.

Sales growth and improved profitability in Finland

Mobile telephony sales for Telia Mobile Finland increased 44 percent. The number of customers rose 61,000 to 300,000, primarily within the prepaid card segment. Fourth quarter sales increased 24 percent.

SMS messages increased 44 percent for 2002. Both the number of traffic minutes per customer and ARPU increased during the year.

Underlying ebitda improved due to increased revenues and decreased costs that resulted from a roaming agreement with Suomen 2G. In the fourth quarter the operation was underlying ebitda positive.

During the year, 31 of Telia’s 85 retail shops in Finland were sold off.

The Finnish mobile operations are currently being divested as a EU condition of the merger.

Strong customer growth in the Baltic states and Russia

The mobile operator companies in Russia and the Baltic states continued to show positive development and the aggregate customer base surged 2,577,000 to 4,782,000 during the year. Customer growth was strongest in Russia. As of year-end, MegaFon had 3,030,000 customers.

As of December 1, 2002, TeliaSonera is the majority shareholder in the companies Omnitel in Lithuania and Latvijas Mobilais Telefons in Latvia.

Telia Internet Services – Strong growth, sharper concentration on access business

Internet Services showed continued healthy growth in 2002 and earnings continued to improve. External net sales increased 27 percent on higher average price levels and continued strong demand for broadband access. The average price level climbed 6 percent during the year. Fourth-quarter sales surged by 19 percent.

Internet services that did not show satisfactory profitability, such as content services, portal services and payment services, were restructured or removed from the product mix. Telia instead increased its focus on development and sales of Internet accesses, where Telia has particular competence and a strong market position.
MSEK	Oct Dec 2002	Oct Dec 2001	Jan Dec 2002	Jan Dec 2001
Net sales	1,149	968	4,206	3,305
of which external	1,147	963	4,174	3,288
Underlying ebitda	-80	-223	-486	-970
ebitda margin (%)	-7.0	-23.0	-11.6	-29.3
Depreciation, amortization etc.	-118	-325	-611	-606
Items not reflecting underlying business operations	-19	-4	-135	-28
Income from associates	-5	-9	-56	-45
Operating income	-222	-561	-1,288	-1,649
Investments	115	231	418	903
of which capex	110	231	384	836

Efficiency measures, reduced development costs and price increases in the cable TV business had a positive effect on Telia Internet Services’underlying ebitda, which pared prior year losses by 50 percent. Fourth quarter underlying ebitda and operating income improved significantly over fourth quarter 2001.

Depreciation, amortization and write-downs for the year were on the same level as 2001, and included sek 173 million (178) for the write-down of systems and platforms for Internet services.

Restructuring costs, including provisions for redundant personnel, affected items not reflecting underlying business operations by sek 121 million.

Income from associated companies refers primarily to the e-commerce company Marakanda and includes the third quarter, sek 24 million, write-down of the company. In the beginning of 2003 TeliaSonera divested its shares in Marakanda.

Operating income improved for the year. Not including write-downs and items not reflecting underlying business operations, income improved by sek 458 million, to sek
-980 million.

Reduced investment needs in the cable TV network and a new business model, in which the property owners take on a greater part of the network investments, led to a decreased level of investment.

Strong demand for accesses

Sales of Internet access surged 33 percent to sek 2,608 million. Broadband access represented the strongest growth. The number of ADSL customers increased by 123,000 to 317,000, while the number of Internet Cable customers increased by 47,000 to 153,000.

Demand for dial-up Internet access also increased, and the number of customers climbed by 21,000, to 857,000. The primary driver behind this growth was the new service, Telia Internet för Alla, which provides Internet access to any phone line subscriber with charges only for time used on the network. Telia has a commanding position on the Swedish Internet access market. At year-end, the market share within the consumer segment was estimated at 45 percent and within the business segment, at 50 percent. Telia is second in the Danish broadband market.

During the year, agreements were signed with parties including Apoteksbolaget, the Swedish National Courts Administration and SEB for delivery of virtual private networks based on the Internet (IP-VPN). During 2002, an IP exchange that handles both voice and data using the same infrastructure was commercially launched.

Cable TV

Sales in the cable TV business increased 17 percent to sek 1,316 million. The increase was mainly attributable to higher prices. Com hem in Sweden will be sold as stipulated by the EU in its approval of the merger with Sonera.

Telia International Carrier - New strategic focus aimed at positive cash flow

The international carrier market was characterized by major turbulence and uncertainty during the year. As a means to adapt the operations to new market conditions, a decision was made in the third quarter to change the strategic focus of Telia International Carrier. This entailed writing down the book asset value by sek 6,131 million.
MSEK	Oct Dec 2002	Oct Dec 2001	Jan Dec 2002	Jan Dec 2001
Net sales	1,320	1,271	5,188	4,632
of which external	1,105	1,022	4,369	3,652
Underlying ebitda	-414	-388	-1,287	-1,569
ebitda margin (%)	-31.4	-30.5	-24.8	-33.9
Depreciation, amortization etc.	-92	-3,284	-5,960	-3,589
Items not reflecting underlying business operations	-1,130	-1	-4,780	-1
Income from associates	0	0	0	0
Operating income	-1,636	-3,673	-12,027	-5,159
Investments	374	1,157	1,034	5,037
of which capex	374	1,157	1,034	5,037

In the third quarter, the company announced sek 2,825 million in restructuring reserves, and estimated total restructuring reserves of sek 3,500 million. Continued review of the operations during the fourth quarter resulted in an additional sek 463 million in restructuring reserves, requiring sek 1,138 million to be reserved in the fourth quarter, and total restructuring reserves for the business of sek 3,963 million.

The new focus involves concentrating operations on wholesale capacity sales, IP, and voice over the profitable segments of the wholly-owned network in Europe and across the Atlantic Ocean. International Carrier will also continue to focus on transport of Internet traffic in the IP network through its peering points in Europe and the United States.

During the fourth quarter, measures were taken to adapt the operations to the new business direction.

  Operations in Asia are being closed down. The office in Malaysia was closed in January 2003 and the offices in Singapore and Hong Kong will be closed in March 2003.
  Phase-out of sales of domestic voice through resellers in the United Kingdom is underway. All customers have been notified and have received information about alternative solutions.
  A phase-out plan for the co-location business was drawn up in order to adapt the technical facilities to the new market conditions. Several offices in Germany and Sweden were phased out in the fourth quarter. These efforts are expected to be completed by the end of 2003.
  The offering of domestic capacity services in the United States expired and existing transmission equipment is being disassembled in order to reduce operating and monitoring costs.
  During the fourth quarter, several market units and customer service functions in Germany and England were centralized to Sweden.

The restructuring will be completed at the end of 2003 and is expected to enable Telia International Carrier to show positive cash flow on a monthly basis during 2003, adjusted for restructuring costs.

Despite significant surplus capacity on the market, Telia International Carrier had a relatively good earnings trend in 2002. External net sales increased 20 percent and across all product areas. Capacity increased 13 percent, IP grew 67 percent, and voice sales increased 17 percent. In the fourth quarter, sales grew 8 percent, despite holding off additional sales while the review of the operations was under way. New sales resumed at the end of the quarter, and the number of orders received has gradually increased.

The increase in sales improved underlying ebitda for the year. In the fourth quarter, underlying ebitda decreased as a result of sek 179 million in bad debt expenses, including a provision for doubtful receivables of sek 95 million. Not including bad debt expenses, underlying ebitda was sek 235 million for the fourth quarter, an improvement over both the previous quarter and fourth quarter 2001.

Depreciation, amortization and write-downs climbed for the year as fixed assets were written down by sek 5,307 million (3,027). Fourth quarter depreciation, amortization and write-downs totaled sek 92 million (3,284).

For 2002, items not reflecting underlying business operations included sek 3,963 million in restructuring reserves and the sek 824 million write-down of infrastructure and network capacity (IRUs). Only a minor part (sek 105 million) of the restructuring reserve had been utilized at year-end.

Operating income dropped for the year. Not including write-downs and the restructuring reserve, operating income improved by sek 191 million. Operating income improved in the fourth quarter compared to the same period in 2001. Not including write-downs and items not reflecting underlying business operations, operating income improved by sek 139 million compared with the same quarter of 2001.

The level of investment decreased during the year and investments were primarily related to network capacity needed in the wholly-owned European network due to customer demand.

Telia Networks – High margins in Sweden, Danish refocus program continues

External net sales fell 7 percent compared with 2001 on declining revenues for end-customer operations in Sweden. Sales for comparable units fell 5 percent. Fourth-quarter external net sales for comparable units fell 8 percent, due to weaker growth in the wholesale operations as the year drew to a close.

Telia Networks’ underlying ebitda declined in 2002 due to losses in Denmark. The underlying ebitda margin was 33.5 percent (34.4).

Underlying ebitda in the Swedish operations increased and underlying ebitda margin reached 37.4 percent (36.5), despite decreased revenues, and bad debt expense in the wholesale operations. Fourth quarter underlying ebitda margin was 38.0 percent (33.6).

Network operations in Denmark are subject to a refocus program. The operations will be focused on telephony sales to businesses and consumers and wholesale network capacity to operators and service providers, with a goal of positive underlying ebitda on a monthly basis, at the end of 2003. In the fourth quarter, unprofitable products, such as ADSL, customer premises equipment and some data products, have been discontinued or frozen. Frozen operations will continue to serve current customers. The number of employees has been reduced by 91 to 336 and the Danish operations no longer employ consultants and temporary staff, which has thereby been reduced by more than 100 people. In the third quarter the value of current assets was written down by sek 353 million, the value of fixed assets was written down by sek 2,786 million and provisions for restructuring costs were made of sek 286 million as a consequence of this refocus program. Early estimates in third quarter indicated a need for additional restructuring costs in the fourth quarter of sek 185-250 million. Following the continued refocusing during the fourth quarter, the company made provisions for further restructuring by sek 233 million. In addition, the company took further write-downs of current assets and made accounting adjustments, such as reclassification of leasing contracts, that totaled sek 346 million. Fixed assets were written down with an additional sek 247 million.
MSEK	Oct Dec 2002	Oct Dec 2001	Jan Dec 2002	Jan Dec 2001
Net sales	8,422	9,323	33,154	34,065
of which external	6,860	7,687	27,263	29,159
Underlying ebitda	2,650	2,951	11,090	11,710
ebitda margin (%)	31.5	31.7	33.5	34.4
Depreciation, amortization etc.	-1,554	-1,545	-8,682	-5,422
Items not reflecting underlying business operations	-338	-13	-979	-71
Income from associates	-8	1,167	66	-2,363
Operating income	750	2,560	1,495	3,854
Investments	1,153	1,974	3,862	7,129
of which capex	1,153	2,075	3,859	6,767

A significant decline in revenues in 2002, combined with the further write-downs of current assets and accounting adjustments in the fourth quarter, reduced underlying ebitda and margins from Denmark in 2002.

The restructuring program in Denmark is expected to have a positive impact on profitability in the first quarter 2003.

The sek 2,786 million write-down of fixed assets in Denmark in the third quarter, and sek 247 million in the fourth quarter, led to an increase in Telia Network´s depreciation, amortization and write-downs.

Items not reflecting underlying business operations for Telia Networks was affected by restructuring reserves of sek 519 million for the Danish operations. sek 227 million relate to streamlining costs, including provisions for redundant personnel in the Swedish operations.

Income from associated companies improved, primarily as a result of the write-down of Netia in 2001. Income also includes a capital gain of sek 153 million from the divestiture of Comsource.

Telia Networks’ operating income decreased for the year. Excluding write-downs, items not reflecting underlying business operations, and capital gains, income for the year improved to sek 5,354 million (4,960). Operating income for the fourth quarter totaled sek 750 million (2,560). Not including write-downs, items not reflecting underlying business operations, and capital gains, operating income totaled sek 1,335 million (1,503).

With major investments already in place in broadband operations, and increasingly efficient use of capital in the Swedish network, the company was able to reduce capital expenditures for the full year.

Retail market

Retail market sales declined 8 percent to sek 22,881 million. The decrease is primarily attributable to reduced traffic revenues within fixed telephony in Sweden, where revenues fell to sek 17,784 million, owing primarily to the introduction of local carrier preselection in early February 2002. Demand for value-added services such as Caller ID and Telesvar increased during the year. The market for data communications was characterized by strong price pressure, and sales for data communications, other IT services, and leased lines fell to sek 3,237 million (3,447) during the year.

The number of telephone subscriptions in Sweden fell during the year by 105,000 to 5,558,000. The number of isdn channels fell by 39,000 to 883,000, as customers chose mobile subscriptions over fixed lines and a growing number of ISDN customers switched to ADSL or LAN connections.

Sales in Denmark fell to sek 638 million (713).

Wholesale market

Sales in the wholesale business for comparable operations increased 16 percent to sek 4,382 million.

In Sweden, sales for comparable operations climbed 22 percent to sek 3,935 million, which is attributable to increased sales of interconnect traffic and Internet capacity.

During the year, deliveries of adsl/lan connections totaled 181,000, of which 60,000 were to service providers outside Telia. At year-end 2002, there were 431,000 customers connected to Telia’s broadband network through adsl/lan solutions.

Sales in the Danish wholesale operations totaled sek 447 million (407).

Telia Holding

Telia Holding is responsible for Telia’s investments outside its core operations, comprising several consolidated businesses including Finans/Credit, Sergel Kredittjänster, Division Satellit, Division Offentlig Telecom, Promotor, Overseas and Suntel, as well as several associated companies including Slottsbacken, INgroup, Drutt Corp, Telefos, aucs, Infonet Services and coop Bank.
MSEK	Oct Dec 2002	Oct Dec 2001	Jan Dec 2002	Jan Dec 2001
Net sales	436	1,791	1,814	10,680
of which external	202	547	906	3,072
Underlying ebitda	81	115	426	265
ebitda margin (%)	18.6	6.4	23.5	2.5
Depreciation, amortization etc.	-107	-225	-462	-886
Items not reflecting underlying business operations	179	652	215	-209
Income from associates	-75	2,475	48	8,233
Operating income	78	3,017	227	7,403
Investments	100	134	810	2,774
of which capex	65	82	309	788

Extensive divestitures in 2002, including the closing down of Vimera (customer training) and Time (accounting services) and the discontinuation of operations within Division Satellit, led to a decline in external net sales, while underlying ebitda improved and the margin strengthened.

For the remaining operations at year-end 2002, sales fell to sek 906 million (932) while underlying ebitda increased to sek 426 million (257). Sergel Kredittjänster increased its sales during the year while Promotor’s sales fell. The improvement in underlying EBITDA is primarily attributable to Sergel Kredittjänster and Promotor.

Depreciation, amortization and write-downs decreased due to the divestiture and phase-out of operations.

Items not reflecting underlying business operations consisted mainly of a capital gain of sek 151 million from the sale of Telia’s remaining holding in the Orbiant Group to Flextronics; a reversal of sek 159 million of an unutilized reserve within Division Satellit, mainly due to the transfer of satellite capacity to International Carrier; and sek 82 million in restructuring reserves, including a provision for redundant personnel.

Capital gains affected Income from associated companies by sek 251 million (9,336). Capital gains for the year included sek 176 million for the sale of the minority stake in Bharti Mobile to Overseas Telecom ab. Overseas plans to sell these shares in the first six months of 2003.

Operating income decreased. Not including items not reflecting underlying business operations and capital gains, operating income improved to sek -178 million (-1,725).

Investments decreased to sek 810 million, of which sek 370 million was shareholder contributions to aucs, sek 255 million to Finans/Credits leasing business, sek 41 million to network investments within Suntel, and sek 89 million in shareholder contributions in coop Bank.

3) Full Year Review of Sonera stand-alone

Sonera Group – Full year underlying ebitda up 41 percent; strong free cash flow

Consolidated net sales in 2002 grew 1 percent from the previous year and totaled sek 20,530 million (20,241), due to the acquisition of Fintur. Comparable revenues grew 6 percent, taking into account businesses divested and Fintur pro forma revenues.

Underlying ebitda improved 41 percent and was sek 7,320 million (5,201), representing 35.7 percent (25.7) of revenues. The improvement was mainly due to the narrowing of ebitda losses from Service Businesses and the acquisition of Fintur.
Finnish GAAP MSEK	Oct Dec 2002	Oct Dec 2001	Jan Dec 2002	Jan Dec 2001
Net sales	5,552	5,146	20,530	20,241
Underlying ebitda	1,960	1,435	7,320	5,201
ebitda margin (%)	35.3	27.9	35.7	25.7
Depreciation, amortization etc.	-852	-740	-3,106	-3,073
Items not reflecting underlying business operations	-806	-1,046	-2,070	6,673
Income from associates	-27	-620	-36,434	-1,870
Operating income	275	-971	-34,290	6,931
Investments	1,099	1,555	4,077	8,616
of which capex	962	861	2,519	3,323
Free cash flow	366	-19	3,472	-1,499

Operating income showed a loss of sek -34,290 million (6,931), primarily due to a non-cash write-down recorded for Group 3G in the second quarter of 2002. Operating income in 2002 also includes capital gains of sek 3,591 million mainly relating to the sales of Pannon, Sonera Info Communications, Primatel and Libancell; non-cash write-downs of sek 5,525 million mainly relating to Ipse 2000, Xfera, Juniper Financial Corporation and 724 Solutions Inc.; and other non-recurring expenses of sek 559 million mainly relating to the restructuring of operations and write-downs. In 2001, operating income included non-recurring gains totaling sek 8,237 million, mainly relating to the sales of TietoEnator, VoiceStream and Powertel; and non-recurring losses of sek -1,564 million, mainly relating to write-downs and restructuring of operations.

As a consequence of the non-cash write-downs of international UMTS investments, loss before income taxes and minority interest in 2002 was sek -35,069 million (4,119). Net loss was sek -22,875 million (3,785).

Cash provided by operating activities in 2002 grew more than three-fold to sek 5,991 million (1,823). Free cash flow (cash from operating activities less capital expenditure on fixed assets), improved to sek 3,472 million
(-1,499).

Net debt continued to decrease significantly during 2002, and totaled sek 19,221 million on December 31, 2002 (30,396).

At the end of 2002, the number of Sonera employees was 7,639, a decrease of 24 percent from year-end 2001. The acquisition of Fintur added some 850 employees to the consolidated number.

Performance continues to improve during the fourth quarter

Consolidated net sales in the fourth quarter of 2002 grew 8 percent to sek 5,552 million (5,146), mainly due to the acquisition and consolidation of Fintur operations. Comparable net sales increased by 5 percent, taking into account all businesses divested and the pro forma net sales of Fintur.

Underlying ebitda hit record highs for the fourth quarter in a row, rising to sek 1,960 million (1,435) in the fourth quarter, representing 35.3 percent of revenues (27.9 percent). The improvement was mainly due to the narrowing of ebitda losses from Service Businesses, and the consolidation of Fintur.

Sonera’s loss in associated companies in the fourth quarter narrowed to sek -27 million (-620), primarily due to the improved results of Turkcell, and the discontinuation of equity accounting for Group 3G in Germany, which Sonera wrote down to zero in the second quarter of 2002. Loss in associated companies in the fourth quarter includes a sek 293 million goodwill write-down of MetroOne.

Operating income improved to sek 275 million (-971). Operating income for the fourth quarter of 2002 also includes a non-cash write-down of sek 660 million on Xfera, a Spanish UMTS joint venture where Sonera holds 14.25 percent.

Profit before income taxes and minority interest for the fourth quarter rose to sek 37 million (-74). Net income was sek 1,090 million (518) in the fourth quarter, including a deferred tax benefit of sek 1,136 million (602) recorded for the fourth quarter.

Cash provided by operating activities in the fourth quarter grew to sek 1,328 million (842). Cash from operating activities was improved by higher underlying ebitda and lower interest expenses. Though capital expenditures increased to sek 962 million (861), free cash flow for the fourth quarter improved to sek 366 million (-19).

Sonera Mobile Communications Finland - High profitability maintained

Net sales from Mobile Communications Finland were up 1 percent on the previous year, reaching sek 11,332 million (11,226). Net sales growth was supported by increased usage of mobile services and the revised sharing of mobile-originated international call revenues between Mobile Communications Finland and Sonera Telecom. However, net sales growth was slowed due to new interconnection agreements that began September 2001, lower sms prices, high overall penetration, as well as the strategic goal to seek profitable growth.

The profitability of the business area continued to be very strong. Underlying ebitda for 2002 was sek 5,662 million (5,590), corresponding to 50.0 percent of revenues (49.8 percent). Operating income was sek 4,526 million (4,415). Profitability improved due to increased revenues, continued cost control, and process development efforts. Capital expenditures for the business area were sek 898 million (944). The simplified free cash flow measure as applied to Sonera’s business areas, underlying ebitda less capital expenditure, improved by 3 percent to sek 4,764 million (4,646).
Finnish GAAP MSEK	Oct Dec 2002	Oct Dec 2001	Jan Dec 2002	Jan Dec 2001
Net sales	2,794	2,832	11,332	11,226
Underlying ebitda	1,328	1,305	5,662	5,590
ebitda margin (%)	47.5	46.1	50.0	49.8
Depreciation, amortization etc.	-284	-296	-1,136	-1,175
Items not reflecting underlying business operations	-9	–	-9	–
Income from associates	–	–	9	–
Operating income	1,035	1,009	4,526	4,415
capex	321	250	898	944

During 2002, average monthly use rose 4 percent to 151 minutes (145), and average monthly revenues per user (ARPU) were sek 366 (375). The average number of text messages sent from a Sonera GSM subscription per month was 27.2 (26.4), representing a rise of 3 percent.

The number of Sonera’s GSM subscriptions grew by a net 68,244 from the end of 2001, and was 2,489,777 at the end of 2002 (2,421,533). The primary goal is to focus on long-term profitable growth rather than market share. Annualized GSM customer churn grew to 12.6 percent (10.1) due to increased price competition. Including service provider subscriptions, the total number of all GSM subscriptions in Sonera’s network was 2,524,915 at the end of the year (2,471,778).

Sonera International Mobile Communications - Fintur brings significant growth and potential

In August 2002, Sonera completed the purchase of an additional 23.24 percent interest in Fintur Holdings B.V. from the Çukurova Group, raising its total holding in Fintur to 58.55 percent. As part of the transaction, Fintur’s loss-making technology and media businesses were sold to the Çukurova Group. Sonera paid a purchase price of approximately sek 1,070 million and assumed Fintur’s interest-bearing net debt of approximately sek 1,145 million. Fintur operates through its majority-owned subsidiaries in the emerging GSM markets of Azerbaijan, Georgia, Kazakhstan and Moldova.

Sonera consolidated Fintur as of September 2002, allowing only four months of Fintur’s results of operations to be included in Sonera’s income statement for 2002. On a pro forma basis for the full year, Fintur recorded net sales of USD 240 million (USD 174 million in 2001), underlying ebitda of USD 123 million (64) and operating income of USD 75 million (26).

Sonera’s loss in mobile associated companies, before goodwill amortization and write-downs, was sek -696 million (-1,666) in 2002, mainly due to improved results of Turkcell and Fintur.

Income from associated companies recorded by Sonera from Turkcell was sek 64 million (-565). Turkcell is consistently included in Sonera’s equity income with a three-month lag. Turkcell’s net income in 2002 turned positive as a result of the subscriber growth effects on net sales and ebitda. The foreign exchange losses and financial expenses of Turkcell also decreased and contributed to the improved net income. On December 31, 2002, Turkcell had 15.7 million customers, consisting of 4.7 million post-paid and 11.0 million pre-paid subscribers.

Income recorded from other GSM associated companies decreased to sek 394 million (518), primarily due to the sale of Pannon GSM during the first quarter of 2002.

In Russia, the restructuring of MegaFon was completed in 2002, and Sonera holds 26 percent in the new company. The customer base of MegaFon grew by approximately 2.1 million during 2002, and totaled approximately 3.0 million at the end of the year.

In July 2002, Sonera, assisted by a third party advisor, performed impairment analyses on its international UMTS investments due to changed circumstances and assumptions, which led to a sek 35,215 million non-cash write-down of Sonera’s investment in Group 3G in the second quarter of 2002. The write-down reduced the carrying value of Sonera’s investment to zero. Sonera also wrote down its investment in Ipse, totaling sek 2,693 million. Additionally, Sonera charged its Ipse-related capital commitments of sek 1,310 million to expense.

As a result of its sek 39,210 million write-down of its UMTS investments in Germany and Italy, Sonera recorded a deferred tax benefit of sek 11,314 million in the second quarter of 2002. Although Sonera currently estimates that the deferred tax asset can be realized in six to eight years under different scenarios, there can be no assurance of sufficient taxable income in Finnish operations within this period. Tax loss carry-forwards in Finland expire after ten years. Sonera has also received advance rulings that these write-downs created a tax benefit in Finland, and that the tax benefit can also be utilized after the TeliaSonera merger.

As part of its quarterly review of carrying values, Sonera also performed an impairment analysis on Xfera as of December 31, 2002. Based on the continued delay for the launch of 3G services in the market, and further negative changes in the market expectations during the fourth quarter of 2002, the analysis led to a non-cash write-down of Sonera’s investment in Xfera totaling sek 660 million. The write-down of Xfera did not result in a deferred tax benefit. In January 2003, the Spanish government proposed a bill to allow frequency trading in Spain. Additionally, there are indications that the Spanish government may consider lowering significantly the amount of performance guarantees issued by the license holders in Spain.

Sonera Service Businesses – ebitda loss-reduction targets exceeded

Net sales from Service Businesses decreased 12 percent to sek 2,602 million (2,971) in 2002, primarily due to the divestment of Sonera Info Communications at the end of March 2002. Underlying ebitda loss for the business area decreased significantly to sek -376 million (-2,258). Operating loss for the business area decreased to sek -403 million (-3,554). Capital expenditures totaled sek 165 million (491). The simplified free cash flow measure, underlying ebitda less capex, narrowed to sek -541 million (-2,749) of cash spent.
Finnish GAAP MSEK	Oct Dec 2002	Oct Dec 2001	Jan Dec 2002	Jan Dec 2001
Net sales	650	814	2,602	2,971
Underlying ebitda	-92	-379	-376	-2,258
ebitda margin (%)	-14.2	-46.6	-18.2	-76.0
Depreciation, amortization etc.	-101	-93	-366	-435
Items not reflecting underlying business operations	65	-740	632	-861
Income from associates	-311	–	-293	–
Operating income	-439	-1,212	-403	-3,554
capex	82	28	165	491

Sonera Telecom - Increasing interest in broadband services creates potential

Net sales from Sonera Telecom were sek 9,079 million (9,477) in 2002, down 4 percent, mainly due to the sale of Primatel and the Gateway leasing business at the end of May 2002. On a comparable basis, net sales increased 5 percent when taking into account disposals of businesses.
Finnish GAAP MSEK	Oct Dec 2002	Oct Dec 2001	Jan Dec 2002	Jan Dec 2001
Net sales	2,299	2,443	9,079	9,477
Underlying ebitda	357	528	1,612	2,129
ebitda margin (%)	15.5	21.6	17.8	22.5
Depreciation, amortization etc.	-238	-287	-1,072	-1,138
Items not reflecting underlying business operations	-82	-19	284	9
Income from associates	-32	5	-119	-9
Operating income	5	227	705	991
capex	293	657	1,008	1,721

Underlying ebitda for the business area decreased to sek 1,612 million (2,219) in 2002, primarily due to the revised sharing of mobile international call revenues between Sonera Telecom and Mobile Communications Finland from the beginning of 2002, and the sale of Primatel and Gateway operations. Operating income was sek 705 million (991). Capital expenditure for the business area was reduced to sek 1,008 million (1,721) in 2002. The simplified free cash flow measure, underlying ebitda less capex, improved to sek 604 million (408) in 2002.

At the end of 2002, the total number of equivalent fixed network access lines in Finland was 721,194 (753,140), a decrease of 4 percent. The number of ADSL and other broadband consumer connections continued to show strong growth and totaled 59,628 at the end of the year (11,603). The largest share of Sonera’s ADSL base is in the large cities, and more than half of the base is outside of Sonera’s traditional service areas.

Sonera’s equity income in its Baltic and Finnish fixed network associated companies, before goodwill amortization, decreased to sek 238 million (324) primarily due to decreased revenues of Lattelekom and Lietuvos Telekomas because of tightening competition. The estimated number of subscriptions of the associated companies totaled approximately 2.3 million at the end of the year.

4) Review of the TeliaSonera Group, legal

As of December 31, 2002, the merger with Sonera and the related consolidation of three Baltic entities has had an impact on the net income and financial position for 2002 as of December 3, 2002.

Net sales for TeliaSonera Group increased 4 percent to sek 59,483 million (57,196).

For Telia stand-alone, net sales were overall on the same level as in 2001, sek 57,138 million (57,196), but comparable sales increased 5 percent with divested businesses taken into account. Mobile’s sales increased 13 percent; Internet Services’ sales increased 27 percent; and International Carrier’s sales increased 20 percent. Within Networks, comparable sales fell 5 percent, primarily due to the introduction of local preselection in the Swedish market in February 2002.
MSEK	Oct Dec 2002	Oct Dec 2001	Jan Dec 2002	Jan Dec 2001
Net sales	16,756	14,970	59,483	57,196
Underlying ebitda	4,443	3,133	15,692	12,915
ebitda margin (%)	26.5	20.9	26.4	22.6
Depreciation, amortization etc.	-4,076	-6,285	-20,844	-13,975
Items not reflecting underlying business operations	-1,470	322	-6,271	384
Income from associates	195	3,746	528	6,136
Operating income	-908	916	-10,895	5,460
Investments	47,792	5,157	54,438	20,735
of which capex	8,449	4,849	14,345	17,713

Underlying ebitda for TeliaSonera increased 22 percent to sek 15,692 million (12,915), and the margin improved from 23 to 26 percent. For Telia stand-alone, underlying ebitda increased 15 percent to sek 14,909 million (12,915), and the margin improved from 23 to 26 percent. Mobile’s margin increased from 24 to 28 percent; Internet Services narrowed its losses 50 percent; and International Carrier narrowed its losses 18 percent. Weak development in Denmark led to a decreased margin within Networks, dropping from 34.4 to 33.5 percent. Underlying EBITDA in the Swedish fixed network operations improved and the margin strengthened from 36.5 to 37.4 percent.

Depreciation, amortization and write-downs increased in TeliaSonera to sek 20,844 million (13,975). For Telia stand-alone the depreciation, amortization and write-downs totaled sek 20,202 million (13,975). The increase was primarily due to write-downs in the amount of sek 8,876 million (3,458), and mainly referred to International Carrier, the fixed network operations in Denmark, and Telia’s mobile operations in Finland.

Items not reflecting underlying business operations totaled sek -6,271 million (384) in TeliaSonera. For Telia stand-alone, items not reflecting underlying business operations totaled sek –5,986 million (384), and mainly referred to restructuring costs in International Carrier, fixed network operations in Denmark, and in the Swedish operations. Telia’s total restructuring costs amounted to sek 5,924 million, of which sek 5,394 million were restructuring reserves at the end of the year for future expenditures. In addition, the result was affected by certain pension-related costs of sek 248 million, and by capital losses of sek -86 million.

Income from associated companies totaled sek 528 million (6,136) in TeliaSonera. For Telia stand-alone, income from associated companies totaled sek 379 million (6,136), of which write-downs and capital gains affected earnings by sek 292 million (7,039).

As a result of the extensive write-downs and restructuring costs, operating income decreased to sek –10,895 million (5,460) in TeliaSonera. For Telia stand-alone, operating income decreased to sek –10,900 million (5,460).

Financial items totaled sek -721 million (-652) in TeliaSonera. For Telia stand-alone financial items were sek
-477 million (-652).

After minority stakes and a positive tax effect of sek 3,619 million, the net income reported for TeliaSonera was sek –8,067 million (1,869).The positive tax effect arising from deferred tax benefits mainly related to the write down of assets and restructuring expenses in International Carrier and fixed network operations in Denmark.

Fourth quarter

Fourth quarter sales in TeliaSonera advanced 12 percent to sek 16,756 million (14,970). For Telia stand-alone net sales decreased 4 percent to sek 14,411 million (14,970), and taking into account businesses divested, development in sales for comparable units was flat.

Underlying ebitda for TeliaSonera increased 42 percent to sek 4,443 million (3,133). For Telia stand-alone underlying ebitda increased 17 percent to sek 3,666 million (3,133) and the margin improved from 21 to 25 percent.

Depreciation, amortization and write-downs totaled sek 4,076 million (6,285) in TeliaSonera. For Telia stand-alone the depreciation, amortization and write-downs totaled sek 3,434 million (6,285). Write-downs mainly referred to Telia’s mobile operations in Finland and fixed network operations in Denmark.

Items not reflecting underlying business operations totaled sek -1,470 million (322) in TeliaSonera. For Telia stand-alone items not reflecting underlying business operations totaled sek –1,185 million (322), and mainly referred to restructuring costs in International Carrier and the fixed network operations in Denmark.

Income from associated companies in TeliaSonera totaled sek 195 million (3,746). For Telia stand-alone, income from associated companies totaled sek 46 million (3,746). Write-downs and capital gains affected earnings by sek 12 million (2,692).

As a result of the write-downs and restructuring costs, operating income in TeliaSonera decreased to sek –908 million (916). For Telia stand-alone, the operating income decreased to sek –907 million (916).

Financial items totaled sek -201 million (-10). For Telia stand-alone financial items totaled sek 43 million (-10).

After minority stakes and a positive tax effect of sek 3,075 million arising from deferred tax benefits, the net income reported for TeliaSonera was sek 1,894 million (1,869).

Strong cash flow and strong financial position

Improved underlying ebitda and a low level of investment generated strong free cash flow of sek 3,877 million
(-6,506) in TeliaSonera in 2002. The strong cash flow led to a gradual decrease in net interest-bearing liabilitiy, which were sek 10,661 million at the beginning of 2002 and increased to sek 25,034 million at year-end. During the year, the debt/equity ratio increased from 0.18 to 0.23. TeliaSonera continues to maintain a strong financial position.
MSEK	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000
Change in total assets (%)	61.2	4.5	60.2
Equity/assets ratio (%)	51.7	46.2	44.4
Net interest-bearing liability	25,034	10,661	20,235
Debt/equity ratio (multiple)	0.23	0.18	0.37

At year-end TeliaSonera made a contribution of sek 1,000 million to Telia Pension Fund to secure pension obligations.

Reduced capex

Investments totaled sek 54.4 billion, of which sek 44.2 billion refers to the Sonera acquisition. capex decreased to sek 14,345 million (17,713). For Telia stand-alone, capex decreased to sek 8,321 million (17,713).

Personnel

The number of employees at year end increased to 29,173 (17,149) through the merger. Within Telia stand-alone, the number of employees decreased by 1,241 during the year.

TeliaSonera Stock

On December 9, 2002, Telia announced that the company had consummated the exchange offer regarding shares and warrants in Sonera and that the company had changed its name to TeliaSonera. On the same day, TeliaSonera was listed on Stockholmsbörsen, the Helsinki Exchanges and Nasdaq.

The share’s settlement price on Stockholmsbörsen decreased from sek 46.50 at the beginning of the year to sek 32.80 at year-end. The highest settlement price during the year was sek 48.60 (January 4) and the lowest was sek 21.10 (July 24).

On December 31, 2002,TeliaSonera had a total of 894,587 shareholders. The Swedish state owned 46.0 percent and the Finnish state owned 19.4 percent of the share capital. Swedish and Finnish private investors owned 6.3 percent. Swedish and Finnish institutions owned 17.5 percent of the share capital. Investors outside Sweden and Finland represented 10.8 percent.

Annual General Meeting

The Annual General Meeting will be held May 8 at 5 p.m. Swedish time in Annexet, Globe Arenas, Stockholm, and simultaneously at 6 p.m. Finnish time in the Helsinki Fair Center, Helsinki. Notice of the meeting will be posted on TeliaSonera’s website, www.teliasonera.com, and advertised in the newspapers in the beginning of April. The record date entitling shareholders to attend the meeting will be April 28, 2003. Shareholders may file notice of intent to attend the agm from April 3. TeliaSonera must receive notice of attendance no later than 4 p.m. Swedish time on May 2, 2003.

Dividend

Based on current circumstances the Board of Directors will be proposing a dividend of sek 0.40 per share to the agm, resulting in a total distribution of sek 1 870 million.

The Board recommends that the final day for trading in shares entitling shareholders to dividends be set at May 8, 2003 and that the company’s stock be traded without dividend rights on May 9. The recommended record date at vpc, for the right to receive dividends will be May 13. If the agm votes to approve the Board’s recommendations, dividends are expected to be distributed by vpc on May 16, 2003.

Dividend policy

The outlook for operating cash flow generation, capital expenditure requirements, earnings growth and the amount of funds available for distribution shall be taken into consideration when proposing the level of dividend. The intention is to increase the dividend annually.

Outlook

In the current business and regulatory environment the TeliaSonera Group is expecting an annual revenue growth of a few percentage points. Main opportunities of growth are market share gains in selected home market segments and growth in Eastern markets. Mobile and broadband services will continue to grow whereas traditional fixed-line services will be declining slowly.

Underlying ebitda margin is expected to increase annually, approaching 34 percent in the mid-term, as a result of profitable growth, synergies from the merger, stand-alone improvements and elimination of losses in the international carrier, Danish fixed and Sonera service businesses.

During 2003, capex/Sales levels are expected to be a few percentage points higher than in 2002.

In the longer term TeliaSonera expects a significant increase in profits and free cash-flow.

Stockholm, February 19, 2003

Anders Igel

President and CEO

Financial Information
Annual Report 2002	Mid April, 2003
Interim Report Jan-Mar	May 8, 2003
Interim Report Jan-Jun	July 31, 2003
Interim Report Jan-Sep	October 29, 2003

Questions regarding content:

TeliaSonera ab, Investor Relations

SE-123 86 Farsta, Sweden

Tel. +46 (0)8 713 1000

Fax +46 (0)8 713 6947

www.teliasonera.com, Investor Relations

Reports may be ordered via:

Tel. +46 (0)8 713 7143

Fax +46 (0)8 604 5472

www.teliasonera.com,
Investor Relations

5) Condensed Financial Statements of the TeliaSonera Group, legal

Consolidated Income Statements
	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001
	msek
Net sales	16,756	14,970	59,483	57,196
Costs of production	-10,866	-13,002	-38,182	-40,435
Gross income	5,890	1,968	21,301	16,761
Sales, administrative, and R&D expenses	-5,376	-5,347	-18,667	-17,943
Other operating revenues & expenses, net	-1,617	549	-14,057	506
Income from associated companies	195	3,746	528	6,136
Operating income	-908	916	-10,895	5,460
Net financial revenues and expenses	-201	-10	-721	-652
Income after financial items	-1,109	906	-11,616	4,808
Income taxes	3,075	-1,496	3,619	-2,917
Minority interests	-72	18	-70	-22
Net income	1,894	-572	-8,067	1,869
Loss/earnings per share, basic (sek)	0.54	-0.19	-2.58	0.62
Loss/earnings per share, diluted (sek)	0.54	-0.19	-2.58	0.62

	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001
	meur*
Net sales	1,823	1,629	6,471	6,222
Costs of production	-1,182	-1,415	-4,154	-4,399
Gross income	641	214	2,317	1,823
Sales, administrative, and R&D expenses	-585	-582	-2,031	-1,952
Other operating revenues & expenses, net	-176	60	-1,529	55
Income from associated companies	21	408	57	668
Operating income	-99	100	-1,186	594
Net financial revenues and expenses	-22	-1	-78	-71
Income after financial items	-121	99	-1,264	523
Income taxes	335	-163	394	-318
Minority interests	-8	2	-8	-2
Net income	206	-62	-878	203
Loss/earnings per share, basic (sek)	0.06	-0.02	-0.28	0.07
Loss/earnings per share, diluted (sek)	0.06	-0.02	-0.28	0.07

* For convenience only, conversion rate: SEK 1 = EUR 0,1088

Condensed Consolidated Balance Sheets
	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001
	msek		meur*
Assets
Intangible fixed assets	68,106	26,816	7,409	2,918
Tangible fixed assets	56,172	47,314	6,110	5,148
Financial fixed assets	48,534	20,784	5,280	2,261
Total fixed assets	172,812	94,914	18,799	10,327
Inventories, etc.	580	636	63	69
Receivables	26,607	23,521	2,895	2,559
Short-term investments	3,826	7,602	416	827
Cash and bank	2,831	1,518	308	165
Total current assets	33,844	33,277	3,682	3,620
Total assets	206,656	128,191	22,481	13,947
Equity and liabilities
Shareholders’ equity	108,829	59,885	11,839	6,515
Minority interests	5,120	204	557	22
Provisions for pensions and employee contracts	224	2,358	24	257
Deferred tax liability, other provisions	18,182	10,749	1,978	1,169
Total provisions	18,406	13,107	2,002	1,426
Long-term loans	32,124	25,193	3,495	2,741
Short-term loans	12,608	3,931	1,372	428
Non-interest-bearing liabilities	29,569	25,871	3,216	2,815
Total liabilities	74,301	54,995	8,083	5,984
Total equity and liabilities	206,656	128,191	22,481	13,947

* For convenience only, conversion rate: SEK 1 = EUR 0,1088

Condensed Consolidated Cash Flow Statements and Changes in Net Interest-bearing Liability
	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001
	msek
Cash flow before change in working capital	2,754	3,223	11,111	10,272
Change in working capital	1,161	1,267	1,338	144
Cash flow from operating activities	3,915	4,490	12,449	10,416
Intangible & tangible fixed assets acquired	-2,712	-5,083	-8,572	-16,922
Free cash flow	1,204	-593	3,877	-6,506
Other investing activities	2,977	9,764	3,019	20,554
Cash flow from investing activities	266	4,681	-5,553	3,632
Cash flow from financing activities	-2,384	-1,182	-10,344	-6,608
Cash flow for the period	1,797	7,989	-3,448	7,440

Cash and cash equivalents, opening balance	3,669	949	8,923	1,437
Cash flow for the period	1,797	7,989	-3,448	7,440
Exchange rate differences in cash and cash equivalents	-1	-15	-10	46
Cash and cash equivalents, closing balance	5,465	8,923	5,465	8,923

Net interest-bearing liability, opening balance	8,107	15,769	10,661	20,235
Change in net borrowings	18,217	-4,937	16,507	-8,407
Change in pension provisions	-1,290	-171	-2,134	-1,167
Net interest-bearing liability, closing balance	25,034	10,661	25,034	10,661

	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001
	meur*
Cash flow before change in working capital	300	351	1,208	1,117
Change in working capital	126	137	146	16
Cash flow from operating activities	426	488	1,354	1,133
Intangible & tangible fixed assets acquired	-295	-553	-932	-1,841
Free cash flow	131	-65	422	-708
Other investing activities	324	1,062	328	2,236
Cash flow from investing activities	-29	509	-604	395
Cash flow from financing activities	-260	-128	-1,125	-719
Cash flow for the period	195	869	375	809

Cash and cash equivalents, opening balance	400	103	970	156
Cash flow for the period	195	869	-375	809
Exchange rate differences in cash and cash equivalents	-0	-1	-0	5
Cash and cash equivalents, closing balance	595	970	595	970

Net interest-bearing liability, opening balance	882	1,715	1,159	2,201
Change in net borrowings	1,982	-537	1,796	-914
Change in pension provisions	-141	-19	-232	-127
Net interest-bearing liability, closing balance	2,723	1,160	2,723	1,160

* For convenience only, conversion rate: SEK 1 = EUR 0,1088

Condensed Consolidated Statements of Changes in Shareholders’ Equity
	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001
	msek		meur*
Opening balance	59,885	55,988	6,515	6,091
Change of accounting principles (IAS 39)	–	-342	–	-37
Adjusted opening balance	59,885	55,646	6,515	6,053
Dividend	-600	-1,501	-65	-163
New share issue	55,905	–	6,081	–!
Underwriting expenses after tax posted directly to equity	16	-16	2	-2
Transactions with outside parties	-57	-155	-6	-17
Differences arising from translation of foreign operations	1 719	4,268	187	464
Fair value measurement of securities available for sale	14	143	1	16
Gains/losses on instruments used to hedge cash flow	6	114	1	12
Differences after tax on forward contracts used for equity hedge	8	-483	1	-53
Net income for the period	-8,067	1,869	-878	203
Closing balance	108 829	59,885	11,839	6,515

* For convenience only, conversion rate: SEK 1 = EUR 0,1088

Quarterly Data
	2002
msek	Q 4	Q 3	Q 2	Q 1
Net sales	16,756	14,496	14,346	13,885
Underlying ebitda	4,443	4,281	3,587	3,381
Items not reflecting underlying business operations	-1,470	-3,997	-827	23
Income from associates	195	-42	363	12
ebitda	3,167	242	3,123	3,416
Depreciation, amortization and write-downs	-4,076	-11,057	-3,004	-2,707
Operating income	-908	-10,815	119	709
Income after financial items	-1,109	-10,964	-78	535
Net income	1,894	-10,118	30	127
Earnings per share, basic (sek)	0.54	-3.37	0.01	0.04
Earnings per share, diluted (sek)	0.54	-3.37	0.01	0.04
Operating cash flow	4,375	2,108	1,472	-865
Investments	47,792	1,956	2,637	2,053
of which capex	8,449	1,783	2,091	2,022
of which acquisitions	39,343	173	546	31

	2001				2000
msek	Q 4	Q 3	Q 2	Q 1	Q 4
Net sales	14,970	14,431	14,203	13,592	14,540
Underlying ebitda	3,133	3,420	3,014	3,348	3,790
Items not reflecting underlying business operations	322	-239	271	30	6,937
Income from associates	3,746	2,339	208	-157	-370
ebitda	7,201	5,520	3,493	3,221	10,357
Depreciation, amortization and write-downs	-6,285	-2,775	-2,505	-2,410	-2,427
Operating income	916	2,745	988	811	7,930
Income after financial items	906	2,491	909	502	7,658
Net income	-572	1,900	250	291	7,408
Earnings per share, basic (sek)	-0.19	0.63	0.08	0.10	2.47
Earnings per share, diluted (sek)	-0.19	0.63	0.08	0.10	2.47
Operating cash flow	9,171	4,745	3,158	-3,026	3,486
Investments	5,157	5,965	5,954	3,659	10,311
of which capex	4,849	5,630	3,666	3,568	7,185
of which acquisitions	308	335	2,288	91	3,126

Business Area Breakdown

October-December 2002 or December 31, 2002
msek	Mobile	Internet Services	International Carrier	Networks	Group-Wide
Net sales	5 424	1 149	1 320	8 422	-1 930
External net sales	5 032	1 147	1 105	6 860	267
Underlying ebitda	1 732	-80	-414	2 650	-221
Depreciation, amortization & write-downs	-1 547	-118	-92	-1 554	-124
Items not reflecting underlying business operations	29	-19	-1 130	-338	273
Income from associates	109	-5	0	-8	-50
Operating income	323	-222	-1 636	750	-122
Operating capital	34 534	925	1 280	21 474	-5 689
of which Segment assets	41 062	2 435	9 985	32 081	4 752
of which Segment liabilities	-6 528	-1 510	-8 705	-10 607	-10 441
Equity participations in associates	1 915	4	0	354	3 087
Investments	593	115	374	1 153	215
of which capex	608	110	374	1 153	180
Number of employees	4 305	1 376	736	7 268	2 223
Average number of full-time employees	4 442	1 310	783	7 318	2 265

msek	of which Holding	Sonera*	Baltic entities*	Group
Net sales	436	1 836	535	16 756
External net sales	202	1 813	532	16 756
Underlying ebitda	81	531	245	4 443
Depreciation, amortization & write-downs	-107	-465	-176	-4 076
Items not reflecting underlying business operations	179	-232	-53	-1 470
Income from associates	-75	149	0	195
Operating income	78	-17	16	-908
Operating capital	2 229	73 871	10 718	137 113
of which Segment assets	7 352	84 510	11 914	186 739
of which Segment liabilities	-5 123	-10 639	-1 196	-49 626
Equity participations in associates	3 092	17 665	2	23 027
Investments	100	42 363	2 979	47 792
of which capex	65	5 339	685	8 449
Number of employees	1 425	7 639	5 626	29 173
Average number of full-time employees	1 457	675	484	17 277

* Since December 3, 2002

October-December 2001 or December 31, 2001 (restated)
msek	Mobile	Internet Services	International Carrier	Networks
Net sales	5,138	968	1,271	9,323
External net sales	4,714	963	1,022	7,687
Underlying ebitda	1,089	-223	-388	2,951
Depreciation, amortization & write-downs	-886	-325	-3,284	-1,545
Items not reflecting underlying business operations	-2	-4	-1	-13
Income from associated companies	137	-9	0	1,167
Operating income	338	-561	-3,673	2,560
Operating capital	36,499	1,401	8,652	30,795
of which Segment assets	42,810	2,810	14,074	39,525
of which Segment liabilities	-6,311	-1,409	-5,422	-8,730
Equity participations in associates	3,061	22	0	3,488
Investments	1,672	231	1,157	1,974
of which capex	1,314	231	1,157	2,075
Number of employees	4,813	1,369	777	7,910
Average number of full-time employees	4,857	1,257	671	7,693

msek	Group-wide	of which Holding	Group
Net sales	-1,730	1,791	14,970
External net sales	584	547	14,970
Underlying ebitda	-296	115	3,133
Depreciation, amortization & write-downs	-245	-225	-6,285
Items not reflecting underlying business operations	342	652	322
Income from associated companies	2,451	2,475	3,746
Operating income	2,252	3,017	916
Operating capital	-7,197	287	70,150
of which Segment assets	8,151	1,296	107,370
of which Segment liabilities	-15,348	-1,009	-37,220
Equity participations in associates	3,356	3,356	9,927
Investments	123	134	5,157
of which capex	72	82	4,849
Number of employees	2,280	1,576	17,149
Average number of full-time employees	10,501	9,729	24,979

January-December 2002 or December 31, 2002
msek	Mobile	Internet Services	International Carrier	Networks	Group- wide
Net sales	21 638	4 206	5 188	33 154	-7 074
External net sales	20 163	4 174	4 369	27 263	1 169
Underlying ebitda	6 123	-486	-1 287	11 090	-524
Depreciation, amortization & write-downs	-4 422	-611	-5 960	-8 682	-528
Items not reflecting underlying business operations	-357	-135	-4 780	-979	265
Income from associated companies	321	-56	0	66	48
Operating income	1 665	-1 288	-12 027	1 495	-739
Operating capital	34 534	925	1 280	21 474	-5 689
of which Segment assets	41 062	2 435	9 985	32 081	4 752
of which Segment liabilities	-6 528	-1 510	-8 705	-10 607	-10,441
Equity participations in associates	1 915	4	0	354	3 087
Investments	2 605	418	1 034	3 862	1 177
of which capex	2 369	384	1 034	3 859	675
Number of employees	4 305	1 376	736	7 268	2 223
Average number of full-time employees	4 442	1 310	783	7 318	2 265

msek	of which Holding	Sonera*	Baltic entities*	Group
Net sales	1 814	1 836	535	59 483
External net sales	906	1 813	532	59 483
Underlying ebitda	426	531	245	15 692
Depreciation, amortization & write-downs	-462	-465	-176	-20 844
Items not reflecting underlying business operations	215	-232	-53	-6 271
Income from associated companies	48	149	0	528
Operating income	227	-17	16	-10 895
Operating capital	2 229	73 871	10 718	137 113
of which Segment assets	7 352	84 510	11 914	186 739
of which Segment liabilities	-5 123	-10 639	-1 196	-49 626
Equity participations in associates	3 092	17 665	2	23 027
Investments	810	42 363	2 979	54 438
of which capex	309	5 339	685	14 345
Number of employees	1 425	7 639	5 626	29 173
Average number of full-time employees	1 457	675	484	17 277

* Since December 3, 2002

January-December 2001 or December 31, 2001 (restated)
msek	Mobile	Internet Services	International Carrier	Networks
Net sales	19,830	3,305	4,632	34,065
External net sales	17,857	3,288	3,652	29,159
Underlying ebitda	4,705	-970	-1,569	11,710
Depreciation, amortization & write-downs	-3,385	-606	-3,589	-5,422
Items not reflecting underlying business operations	-49	-28	-1	-71
Income from associated companies	361	-45	0	-2,363
Operating income	1,632	-1,649	-5,159	3,854
Operating capital	36,499	1,401	8,652	30,795
of which Segment assets	42,810	2,810	14,074	39,525
of which Segment liabilities	-6,311	-1,409	-5,422	-8,730
Equity participations in associates	3,061	22	0	3,488
Investments	4,979	903	5,037	7,129
of which capex	4,341	836	5,037	6,767
Number of employees	4,813	1,369	777	7,910
Average number of full-time employees	4,857	1,257	671	7,693

msek	Group- wide	of which Holding	Group
Net sales	-4,636	10,680	57,196
External net sales	3,240	3,072	57,196
Underlying ebitda	-961	265	12,915
Depreciation, amortization & write-downs	-973	-886	-13,975
Items not reflecting underlying business operations	533	-209	384
Income from associated companies	8,183	8,233	6,136
Operating income	6,782	7,403	5,460
Operating capital	-7,197	287	70,150
of which Segment assets	8,151	1,296	107,370
of which Segment liabilities	-15,348	-1,009	-37,220
Equity participations in associates	3,356	3,356	9,927
Investments	2,687	2,744	20,735
of which capex	732	788	17,713
Number of employees	2,280	1,576	17,149
Average number of full-time employees	10,501	9,729	24,979

Geographic Segment Breakdown

January-December 2002 or December 31, 2002
msek	Sweden	Other Nordic countries	Baltic Region	Rest of Europe	Rest of world	Group
External net sales	44 820	10 859	772	2 002	1 029	59 483
Depreciation, amortization & write-downs	-8 953	-7 789	-206	-3 511	-385	-20 844
Income from associated companies	-354	-1	234	352	297	528
Operating income	1 640	-7 157	189	-5 678	111	-10 895
Operating capital	16 911	57 240	29 219	10 752	22 991	137 113
of which Segment assets	43 968	74 500	31 179	11 345	25 747	186 739
of which Segment liabilities	-27 057	-17 260	-1 960	593	-2 756	-49 626
Equity participations in associates	1 002	523	11 790	770	8 942	23 027
Investments	5 529	30 575	6 099	1 072	11 163	54 438
of which capex	5 101	7 243	775	677	549	14 345
Number of employees	12 669	8 817	5 909	393	1 385	29 173
Average number of full-time employees	12 593	3 139	591	370	584	17 277

January-December 2001 or December 31, 2001
msek	Sweden	Other Nordic countries	Baltic Region	Rest of Europe	Rest of world	Group
External net sales	46,348	8,113	133	1,667	935	57,196
Depreciation, amortization & write-downs	-7,975	-2,788	-23	-2,920	-269	-13,975
Income from associated companies	5,497	-22	-1,923	-246	2,830	6,136
Operating income	12,403	-2,483	-1,967	-4,474	1,981	5,460
Operating capital	24,218	34,289	5,623	5,647	373	70,150
of which Segment assets	48,862	39,549	5,807	8,919	4,233	107,370
of which Segment liabilities	-24,644	-5,260	-184	-3,272	-3,860	-37,220
Equity participations in associates	557	-3	5,508	1,568	2,297	9,927
Investments	10,122	5,136	1,271	3,661	545	20,735
of which capex	8,668	4,752	83	3,611	599	17,713
Number of employees	13,365	2,739	196	352	497	17,149
Average number of full-time employees	20,922	2,880	201	411	565	24,979

Selected Explanatory Notes to the Financial Statements

Items Not Reflecting Underlying Business Operations
msek	Oct- Dec 2002	Oct- Dec 2001	Jan- Dec 2002	Jan- Dec 2001
Phase-out of operations (excluding depreciation, amortization and write-downs) and personnel redundancy costs	-1,427	32	-5,924	-478
Certain pension-related items	106	-226	-248	88
Initial public offering/integration expenses	-13	–	-13	–
Capital gains/losses (excluding associates)	-136	516	-86	774
Total	-1,470	322	-6,271	384

Income from Associated Companies
msek	Oct- Dec 2002	Oct- Dec 2001	Jan- Dec 2002	Jan- Dec 2001
Core business	270	1,271	480	-2,097
Baltic states (Mobile/Networks/Sonera)	94	70	218	195
Turkcell (Sonera)	115	–	115	–
Netia (Networks)	0	-21	0	-2,464
Comsource/Eircom (Networks)	0	1,179	151	126
Other	61	43	-4	46
Holding	-75	2,475	48	8,233
Unisource/aucs	-2	-266	38	-372
Telia Overseas	44	139	317	2,794
Eniro	–	2,629	-3	6,052
Other	-117	-27	-304	-241
Total	195	3,746	528	6,136

Long-lived Assets
	Intangible assets				Tangible assets
	Goodwill		Other intangibles
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
msek	2002	2001	2002	2001	2002	2001
Opening balance	24,686	23,935	2,130	1,263	47,314	43,807
Purchases	30,929	448	5,119	1,316	9,244	16,409
Operations acquired	1,248	–	1,769	–	19,037	1,291
Sales/discards	-209	–	-233	-1	-241	-875
Operations divested	–	-396	–	-86	-3	-1,258
Reclassifications	1,575	-2	1,404	-68	-870	-620
Amortization, depreciation	-1,736	-1,375	-552	-338	-10,679	-8,825
Write-downs, reversals of write-downs	-202	-28	-186	-2	-7,506	-3,428
capex contribution from catv customers	–	–	–	–	-2	6
Advances	–	–	–	–	-2	3
Exchange rate differences	2,293	2,104	71	46	-120	804
Closing balance	58,584	24,686	9,522	2,130	56,172	47,314

Cash Flow from Investing Activities
msek	Oct- Dec 2002	Oct- Dec 2001	Jan- Dec 2002	Jan- Dec 2001
Intangible & tangible fixed assets acquired	2,231	-5,083	-8,572	-16,922
Shares, participations & operations acquired	828	-479	456	-2,241
Shares, participations & operations divested	-82	5,640	1,062	15,631
Other investing activities, net	-2,711	4,603	1,501	7,164
Total	266	4,681	-5,553	3,632

Net Interest-Bearing Liability
msek	December 31, 2002	December 31, 2001
Long-term and short-term loans	44,732	29,124
Less: Short-term investments, cash and bank	-6,657	-9,120
Net debt	38,075	20,004
Less: Interest-bearing financial assets	-8,419	-7,510
Interest-bearing receivables	-4,846	-4,191
Total net borrowings	24,810	8,303
Provision for pensions	224	2,358
Total net interest-bearing liability	25,034	10,661

Gross Investments by Class of Asset
msek	Oct- Dec 2002	Oct- Dec 2001	Jan- Dec 2002	Jan- Dec 2001
Goodwill	30,921	-87	30,929	448
Other intangible assets	4,725	-63	5,119	1,316
Real estate	216	76	237	269
Machinery and equipment	3,508	4,836	8,989	16,128
Fixed networks	1,364	3,586	3,672	7,022
Mobile networks	511	1,011	1,757	2,124
Other machinery and equipment	1,633	239	3,560	6,982
Shares and participations	8,422	395	9,164	2,574
Total	47,792	5,157	54,438	20,735
of which capex	8,449	4,849	14,345	17,713
of which acquisitions	39,343	308	40,093	3,022

Financial Instruments
	December 31, 2002		December 31, 2001
msek	Book value	Fair value	Book value	Fair value
Equity participations in associates	23,027	19,341	9,927	9,682
Other holdings of securities	1,164	1,164	426	426
Other long- and short-term receivables	10,515	10,427	10,061	9,973
Short-term investments	1,191	1,191	197	197
Interest rate swaps received	8,666	8,666	673	673
Interest rate swaps paid	-8,139	-8,139	-646	-646
FX interest rate swaps received	12,298	12,298	12,629	12,629
FX interest rate swaps paid	-11,239	-11,239	-11,442	-11,442
Other currency derivatives	157	157	355	355
Total assets	37,640	33,866	22,180	21,847
Provisions for pensions	224	224	2,358	2,358
Long-term loans	32,207	32,715	25,543	25,890
Short-term loans	12,680	12,717	4,030	4,044
Interest rate swaps received	-7,369	-7,369	-1,970	-1,970
Interest rate swaps paid	7,584	7,584	2,062	2,062
FX interest rate swaps received	-1,801	-1,801	-1,840	-1,840
FX interest rate swaps paid	1,931	1,931	1,901	1,901
Other currency derivatives	158	158	430	430
Total liabilities	45,614	46,159	32,514	32,875
Less book value of:
- pensions	-224		-2,358
- accrued interest	-500		-602
- other currency derivatives	-158		-430
Book value of interest-bearing liabilities	44,732		29,124
FX swaps/forward contracts (portfolio)
Purchases of foreign currency	21,889	21,889	19,972	19,972
Sales of foreign currency	13,206	13,206	14,030	14,030

Changes in Share Capital
	Number of shares	Par value, sek/share	Share capital, ksek
Share capital, Dec 31, 1999	8,800,000	1,000.00	8,800,000
Bonus issue, May 20, 2000	–	1,036.80	323,840
Split 324:1, May 20, 2000	2,842,400,000	3.20	–
New share issue, June 16, 2000	150,000,000	3.20	480,000
Share capital, Dec 31, 2000	3,001,200,000	3.20	9,603,840
Share capital, Dec 31, 2001	3,001,200,000	3.20	9,603,840
New share issue, Dec 3, 2002	1,604,556,725	3.20	5,134,582
Share capital, Dec 31, 2002	4,605,756,725	3.20	14,738,422

Average Number of Shares
Period	Number
October-December 2002	3,489,543,351
After dilution	3,489,555,752
October-December 2001	3,001,200,000
After dilution	3,001,200,000
January-December 2002	3,124,289,283
After dilution	3,124,322,562
January-December 2001	3,001,200,000
After dilution	3,001,200,000

On February 10, 2003, in connection with the mandatory redemption offer to holders of outstanding Sonera shares, the Board of Directors decided, in accordance with the authorization by the General Meeting of shareholders, to increase the share capital by SEK 222,321,100.80, through the issuance of 69,475,344 new shares. Following the new issue, the share capital amounts to SEK 14,960,742,620.80 and the total number of shares outstanding amounts to 4,675,232,069. The new shares issued are entitled to dividend for 2002.

Contingent Assets and Contingent Liabilities
	Dec 31,	Dec 31,
msek	2002	2001
Contingent assets	–	–
Collateral pledged
Real estate mortgages	20	–
Shares in subsidiaries	90	82
Shares in associated companies	119	–
Current receivables	42	–
Blocked funds in bank accounts	102	9
Total	373	91
Contingent liabilities
Credit guarantees, associates	481	–
Performance guarantees, equity investees	4,077	–
Other guarantees, etc.	1,226	622
FPG/PRI, other pension guarantees	222	163
Total	6,006	785

Contractual Obligations
	Dec 31,	Dec 31,
msek	2002	2001
Tangible fixed assets	221	499
Indefeasible Rights of Use (iru)	0	179
Associated & non-consolidated companies	109	274
Total	330	952

Deferred tax
msek	Dec 31, 2002	Dec 31, 2001
Deferred tax liability	10,673	6,940
Deferred tax benefit (incl. valuation reserve)	-15,931	-1,490
Net deferred tax benefit (-)/liability (+)	-5,258	5,450

Basis for Presentation

General. TeliaSonera’s consolidated financial statements have been prepared in accordance with International Accounting Standards (ias). The parent company TeliaSonera AB ’s financial statements have been prepared in accordance with the Annual Accounts Act and other Swedish regulations. This report has been prepared in accordance with ias 34 "Interim Financial Reporting."

Amounts and dates. Unless otherwise specified, all amounts are in millions of Swedish kronor (msek) or other currency specified and are based on the twelve-month period ended December 31 for income statement items and as of December 31 for balance sheet items, respectively.

New accounting standards. The ‘asset ceiling’ amendment to ias 19 "Employee Benefits" was published on May 31, 2002. The amendment takes effect for accounting periods ending on or after May 31, 2002. The amendment prevents the recognition of gains solely as a result of deferral of actuarial losses or past service cost, and prohibits the recognition of losses solely as a result of deferral of actuarial gains. The amendment did not affect TeliaSonera’s financial statements.

The interpretations sic-30 "Reporting Currency - Translation from Measurement Currency to Presentation Currency" and sic-33 "Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interests", published in 2001, became effective on January 1, 2002. The interpretation sic-32 "Intangible Assets – Web Site Costs" was issued on March 13, 2002 and became effective on March 25, 2002. Application of these interpretations did not entail any changes to the comparative figures.

During 2000, ias 41 "Agriculture" was published, which goes into effect on January 1, 2003. ias 41 does not affect TeliaSonera’s operations.

Restated accounts. Some adjustments of the Group’s business organization have been implemented during the year ended December 31, 2002. Hence, the business area figures in this report have been restated.

Changes in Group Composition

In the beginning of March, 2002, a group of lenders and the largest shareholders, including TeliaSonera, came to an agreement for a financial reconstruction of the Polish company Netia Holdings s.a. that primarily entails a conversion of the lenders’ claims to equity in the company. As of December 31, 2002, TeliaSonera owned 48 percent of the share capital in Netia. The loan conversion was completed on January 31, 2002, reducing TeliaSonera’s shareholding to 4.3 percent.

In May 2002, an agreement was signed with the Indian company Bharti Tele-Ventures for the sale of TeliaSonera’s holding of 26 percent of the shares in the mobile operator Bharti Mobile Ltd.

On April 18, 2002, TeliaSonera sold its 40 percent stake in Comsource UnLtd to the other shareholder, the Dutch telecom operator kpn.

On July 1, 2002, TeliaSonera’s remaining 9 percent shareholding in the Orbiant Group was sold to the other shareholder Flextronics.

On March 26, 2002, Telia ab and the leading Finnish telecom operator Sonera Oyj announced plans to merge. On September 30, 2002, Telia issued the prospectus setting forth the terms and conditions of an exchange offer being made to all Sonera shareholders through which the merger between Sonera and Telia would be effected. As announced on December 9, 2002, to effect the merger, Telia had completed the offer to acquire all of the outstanding shares, including shares in the form of American depository shares, or ADSs, and certain warrants of Sonera Oyj, in exchange for Telia shares, including Telia ADSs, and Telia warrants. As a result of the completion of the exchange offer, which commenced on October 7, 2002 and expired on November 15, 2002, after a five-business day extension, Telia acquired 1,059,532,967 Sonera shares, including shares in the form of ADSs, representing 95.0 percent of the total voting rights attaching to Sonera shares outstanding (see also note "Merger with Sonera Oyj"). In connection with the completion of the exchange offer, Telia AB changed its name to TeliaSonera AB and the TeliaSonera share and certain warrants were listed on the Helsinki Stock Exchange and the TeliaSonera adss quoted on nasdaq in the United States.

As the result of TeliaSonera’s acquisition of Sonera shares representing more than two-thirds of the total voting rights attaching to Sonera shares, in accordance with the Finnish Securities Market Act, TeliaSonera was required to offer to purchase the remaining Sonera shares and Sonera warrants, that were not tendered in the exchange offer. TeliaSonera made, accordingly, a mandatory redemption offer to acquire all the outstanding shares, including shares in the form of ADSs, and warrants of Sonera for either TeliaSonera shares, in the form of TeliaSonera shares or TeliaSonera ADSs, or TeliaSonera warrants; or cash. As a result of the mandatory redemption offer, which commenced on December 30, 2002 and expired on January 31, 2003, TeliaSonera acquired 48,441,495 Sonera shares, including shares in the form of ADSs, representing 4.4 percent of the shares and votes in Sonera. Following the completion of the mandatory redemption offer, TeliaSonera´s total holding of Sonera shares represents 99.4 percent of the shares and votes. TeliaSonera has also started a separate compulsory acquisition proceeding under Finnish law under which the remaining holders of Sonera shares will be required to surrender their remaining Sonera shares to TeliaSonera for redemption at a "fair price."

Merger with Sonera Oyj

Description of and reasons for the merger. On December 3, 2002 Telia AB (renamed TeliaSonera AB in conjunction with the merger) through a share exchange offer acquired 95.0 percent of the shares and voting rights of Sonera Oyj. The merger has been accounted for using the purchase method of accounting. Under this method, Telia has allocated the total purchase price to Sonera’s assets and liabilities based on their relative fair values. The determination of fair values has been based on an independent appraisal. The results of Sonera operations have been included in the consolidated financial statements since December 3, 2002.

Telia is the leading telecommunications company in the Nordic region and a market leader in a number of growth areas, including mobile communications, broadband Internet services and IP-based network services, which are based on protocols used in Internet communications. Sonera is the leading provider of mobile communications services and one of the leading providers of domestic, local and long distance and international fixed line voice and data services in Finland. As a result of the merger, TeliaSonera will have a larger customer base in the Nordic region and the merger will strengthen the existing positions of Telia and Sonera in the Baltic region, Russia and Eurasia. Telia and Sonera expect to derive significant synergies as a result of the merger and the combined company will have a strong financial position from which to execute its strategy. Telia and Sonera expect the larger scale operation and the combined competence of the two companies to make the combined entity a strong partner in the future shaping of the telecommunications industry in the Nordic and Baltic regions and, in the longer term, in Europe.

The European Commission has conditioned its consent to the merger of Telia and Sonera on Telia’s disposal of its Finnish operations and its Swedish cable TV company Com Hem.

Purchase price calculation. The aggregate purchase price was calculated as follows.

		msek
Number of Sonera shares oustanding	1,114,751,729
Number of Sonera shares tendered in the exchange offer	1,059,532,967
Exchange ratio into TeliaSonera shares	1.51440
Equivalent number of TeliaSonera shares issued	1,604,556,725
Telia share price, SEK	34.70
Fair value of TeliaSonera shares issued		55,678
Number of Sonera warrants oustanding	29,695,499
Number of Sonera warrants tendered in the exchange offer	26,746,972
Exchange ratio into TeliaSonera warrants	1.0
Equivalent number of TeliaSonera warrants issued	26,746,972
Fair value of TeliaSonera warrants issued		227
Transaction related expenses		622
Total purchase price consideration		56,527

TeliaSonera shares issued to Sonera shareholders in the exchange offer have been valued based on the quoted closing market price at Stockholmsbörsen (Stockholm Stock Exchange) on December 3, 2002, the date of change of control.

The fair value of TeliaSonera warrants issued to Sonera warrant holders have been calculated based on a Black-Scholes valuation. The calculation is based on the number of Sonera warrants outstanding and the closing market price of the Telia share, calculated as a weighted average price, and assuming an exchange ratio of one TeliaSonera warrant for each Sonera warrant. Assumptions were also made based on the current information for the exercise prices and other terms and conditions of the TeliaSonera warrants, expected volatility of the TeliaSonera share, expected dividend rate of TeliaSonera, expected average life of options, and the discount rate. There was no intrinsic value for the outstanding unvested warrants.

Transaction related expenses capitalized by TeliaSonera as a result of the merger represent bankers’ fees as well as transaction related legal and accounting fees, prospectus printing expenses and other fees and expenses. The expenses are lower than previously annonced due to the fact that Finnish taxation authorities gave a legally binding advance ruling according to which TeliaSonera ab is not liable to pay Finnish transfer tax on exchange of shares when executed through the Helsinki Exchanges.

Purchase price allocation. The excess of purchase price consideration over the value of Sonera’s net assets, fair value adjustments and goodwill are as follows.
msek
Total purchase price consideration	56,527
Less: value of Sonera’s net assets under IAS	-16,378
Excess of purchase price consideration over value of Sonera’s net assets	40,149
Less: Fair value of trade names	-1,546
Less: Fair value of licenses, patents and roaming and interconnect agreements	-2,231
Less: Fair value of subscriber contracts	-687
Less: Fair value adjustment of computer software	-253
Less: Fair value adjustment of real estate, plant and machinery	-791
Less: Fair value adjustment of investments in associated companies and other equity holdings	-10,122
Add: Fair value adjustment of pension obligations	379
Deferred tax	3,626
Goodwill	28,524

Remaining useful economic lives have been determined to be 5 or 10 years for trade names, on an individual basis, 5 years for leased lines and subscriber contracts, 6 years for computer software, 14 years for patents, 15 years for gsm licenses in Finland, and 20 years for mobile roaming and interconnect agreements and the umts license in Finland. Remaining useful economic lives for real estate and plant and machinery have been determined to range between 8 and 10 years. Amortization on fair value adjustments of these intangible and tangible assets is meur 7 for the year ended December 31, 2002. On an annual basis, amortization amounts to meur 80, recorded as operating expenses by function as follows; Production meur 41, Sales meur 37 and Administration meur 2. On an annual basis, amortization will reduce deferred tax expenses by meur 23.

Remaining useful economic lives for fair value adjustments to the book values of investments in associated companies have been determined to be 5 or 10 years, depending on the nature of the adjustment. Amortization on these fair value adjustments is meur 4 for the year ended December 31, 2002, and meur 50 on an annual basis, recorded under income from associated companies. On an annual basis, amortization will reduce deferred tax expenses by meur 15.

The goodwill value has been assigned to segment "Sonera" in the primary reportable segment structure (see note "Business Area Breakdown") and to segment "Other Nordic countries" in the secondary reportable segment structure (see note "Geographic Segment Breakdown"). It has further been decided to amortize goodwill arising from the merger over an economic useful life of 20 years on the straight-line basis. Amortization on goodwill resulting from the merger is meur 13 for the year ended December 31, 2002. On an annual basis, amortization amounts to meur 158, recorded as operating expenses by function as follows; Production meur 94, Sales meur 50 and Administration meur 14. No part of the total goodwill value is deductible for tax purposes.

There were no purchased in-process research and development assets acquired.

Assets acquired and liabilities assumed. The fair values of the assets acquired and liabilities assumed at the date of acquisition were distributed as follows.
msek
Intangible fixed assets	2,380
Value assigned to trade names, licenses, contractual agreements, subscriber contracts and computer software	4,717
Goodwill	28,524
Tangible fixed assets	12,741
Value assigned to real estate, machinery and equipment	791
Financial fixed assets	23,789
Adjusted value of investments in associated companies and other equity holdings	10,122
Current assets	9,230
Total assets acquired	92,294
Minority interests	1,326
Adjusted minority interests	853
Provisions	245
Adjustment for pension obligations assumed	379
Deferred tax effect	3,626
Long-term liabilities	19,711
Current liabilities	9,627
Total liabilities assumed	35,767
Net assets acquired	56,527

TeliaSonera is in the process of acquiring the remaining outstanding shares and warrants in Sonera; thus, the final amounts of fair value adjustments and goodwill are subject to refinement.

Related Party Transactions

The Swedish and the Finnish State. The TeliaSonera Group’s services and products are offered to the Swedish and the Finnish state, their agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with TeliaSonera. Likewise, TeliaSonera buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish and Finnish state and their agencies, nor state-owned companies represent a significant share of TeliaSonera’s net sales or income.

Infonet. TeliaSonera owns a participating interest in the American company Infonet Services Corp. In the three-month period ended December 31, 2002, Telia sold services and products to Infonet worth msek 12 and purchased services and products worth msek 41. In the year ended December 31, 2002, TeliaSonera sold services and products to Infonet worth msek 41 and purchased services and products worth msek 260.

aucs. TeliaSonera owns a participating interest in the Dutch company aucs Communications Services. As of December 31, 2002, TeliaSonera had interest-bearing claims on aucs of msek 158. In the year ended December 31, 2002, TeliaSonera sold services to aucs worth msek 27.

Telefos. TeliaSonera owns 49 percent of the shares in Telefos ab. As of December 31, 2002, TeliaSonera had interest-bearing claims on the Telefos Group of msek 1,553 and had signed a limited supplementary guarantee of msek 150 for the credit-insured pension commitments of Telefos companies. In the three-month period ended December 31, 2002, TeliaSonera sold services and products worth msek 29 to the Telefos Group and bought services and products worth msek 978. In the year ended December 31, 2002, TeliaSonera sold services and products worth msek 324 and bought services and products worth msek 3,534. Some of the services purchased by TeliaSonera referred to construction of capital assets.

in. TeliaSonera holds an indirect participating interest in ingroup Sweden ab (in). In the three-month period ended December 31, 2002, TeliaSonera sold services and products worth msek 8 and bought services and products worth msek 68. In the year ended December 31, 2002, TeliaSonera sold services and products worth msek 46 and bought services and products worth msek 267.

Other relations. In addition to those specified, TeliaSonera buys and sells services and products to a limited extent from these and other associated companies, in all cases on market terms.

Non-cash Transactions

Sonera. The merger with Sonera was effected through an exchange of shares (see "Merger with Sonera Oyj" above).

Vehicles. TeliaSonera leases vehicles through financial leasing, primarily from ge Capital. New acquisitions in the three-month period and the year ended December 31, 2002 entailed a non-cash investment of msek 13 and msek 44, respectively.

Infrastructure/capacity swaps. Within the international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Until both parties have fulfilled all deliveries as agreed, the value provided might differ from the value received. As of December 31, 2002, TeliaSonera had, through non-cash swapping, net received infrastructure and network capacity with a book value of msek 54.

aucs. Claims of msek 187 on the associated company aucs Communications Services have been converted to shares in the company.

Financing and Financial Risk Management

Liquidity and bank credit facilities. TeliaSonera’s policy is to have a strong liquidity position in terms of available cash and unutilized committed credit facilities. As of December 31, 2002, the surplus liquidity in TeliaSonera amounted to an equivalent of msek 6,657. In addition to available cash, TeliaSonera ab has a revolving credit facility, which is a committed syndicated bank credit facility with final maturity in July 2003, capped at musd 1,000 and used for short-term financing and back-up purposes. This facility had not been utilized as of December 31, 2002. Sonera Oyj has two revolving credit facilities, with final maturity in March 2004 (capped facility amount of meur 92) and April 2005 (capped facility amount of meur 511), respectively. As of December 31, 2002, those facilities were utilized by an amount of meur 92 and meur 200, respectively. In total, as of the balance sheet date, the available unutilized amount under committed bank credit lines was approximately gsek 12.

The intention is that TeliaSonera ab will make future refinancing of the outstanding Sonera debt, as well as new financing required for the Sonera operations.

Foreign exchange risk. TeliaSonera has a relatively limited operational need to net purchase foreign currency, primarily due to settlement deficits in international telecom traffic and the import of equipment and supplies.

TeliaSonera’s general policy is normally to hedge the majority of known operational transaction exposure up to 12 months into the future. Assuming an operational net transaction exposure equivalent to that for the year 2002, and provided that no hedging measures were taken, the negative impact on pre-tax income would be approximately msek 16 on a full-year basis if the Swedish krona weakened by one percentage point against all of the transaction currencies.

TeliaSonera’s conversion exposure has increased significantly due to the merger with Sonera, and is expected to continue to grow due to on-going expansion of TeliaSonera’s operations outside of Sweden. TeliaSonera does not typically hedge its conversion exposure, unless the exposure would be short-term and relate to a large amount of a freely convertible foreign currency of a country with smoothly functioning financial markets. As of December 31, 2002, the Group had no hedged conversion exposure.

Interest rate risk. TeliaSonera’s financial policy provides guidelines for interest rates and the average maturity of borrowings. The Group’s policy is that the duration of interest of the debt portfolio should be from six months to four years.

As of December 31, 2002, TeliaSonera ab and Sonera Oyj had interest-bearing liabilities of msek 41,714 with duration of interest of approximately 1.3 years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was at the same date approximately msek 25,900, assuming that existing loans maturing during the year are refinanced and after accounting for derivatives. The exact effect of a change in interest rates on the financial net depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and that the volume of loans may vary over time, thereby affecting the estimate. Fair value of the loan portfolio would, however, change by approximately msek 510, should the level in market interest rates make a parallel shift of one percentage point, and assuming the same volume of loans and a similar duration on those loans as per year-end 2002.

Financing risk. TeliaSonera ab enjoys a strong credit rating, which enables the Group to easily obtain loan financing in the financial markets. Standard & Poor’s has assigned TeliaSonera AB a credit rating of A-1 for short-term borrowing and a rating of A for long-term borrowing. Standard & Poor’s ratings are on Credit-watch with Negative Implications. Moody’s has given TeliaSonera AB a P-1 for short-term borrowing and A2 for long-term borrowing, with a Negative Outlook.

Parent Company

The parent company TeliaSonera ab, which is domiciled in Stockholm, comprises the Group’s Swedish operations in development and operation of fixed networks and basic production of network services. The parent company also includes Group executive management functions, certain support units and the Group’s internal banking operations.

Net sales for the year were msek 23,100 (22,651), of which msek 19,004 (18,484) was invoiced to subsidiaries. Earnings before appropriations and taxes improved to msek 385 (-3,211). During 2001, the parent company’s shares in Netia were written down. Earnings after appropriations and taxes were msek 2,150 (-1,646). Due to the merger with Sonera, shareholders’ equity increased to msek 89,197 (33,296). The share premium reserve was dissolved in part by a resolution passed at a shareholders’ meeting, increasing retained earnings to msek 21,751 (9,814).

The balance sheet total increased to msek 139,002 (82,796). Cash flow from operating activities was msek 7,377 (4,708), while operating cash flow fell to msek
–1,348 (10,952). Net borrowings declined, to msek 451 (3,858). Cash and cash equivalents totaled msek 3,294 (8,068).

The equity/assets ratio (including the equity component of untaxed reserves) improved to 69.8 percent (54.0).

Total investments for the year amounted to msek 64,650 (14,020), including msek 3,537 (5,146) in tangible fixed assets, primarily fixed telephony installations. The total purchase price consideration for Sonera amounted to msek 56,527. Other investments totaling msek 4,586 (8,874) were primarily attributable to capital infusions in subsidiaries and associated companies. Of the capital infusions to subsidiaries, msek 578 was provided through debt conversion.

The number of employees as of December 31, 2002, was 3,308 (3,150).

Geographical Markets, Telia Business Areas 1)
MSEK	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001	MSEK	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001
Telia Mobile
Mobile telephony, Sweden					Mobile telephony, Finland
Net sales	3,001	2,982	11,837	11,546	Net sales	259	196	961	666
of which external	2,604	2,629	10,520	10,047	of which external	239	192	933	648
Underlying ebitda	1,489	1,299	5,484	5,132	Underlying ebitda	4	-147	-233	-412
ebitda margin (%)	49.6	43.6	46.3	44.4	ebitda margin (%)	1.5	-75.0	-24.2	-61.9
capex	47	432	541	1,134	capex	25	195	174	412
Mobile telephony, Norway					Business solutions, telephony
Net sales	1,492	1,159	5,537	4,316	Net sales	343	368	1,844	1,619
of which external	1,485	1,152	5,482	4,287	of which external	440	364	1,842	1,450
Underlying ebitda	491	347	2,132	1,381	Underlying ebitda	-58	-15	-131	-107
ebitda margin (%)	32.9	29.9	38.5	32.0	ebitda margin (%)	-16.9	-4.1	-7.1	-6.6
capex	358	543	1,094	1,044
Mobile telephony, Denmark
Net sales	277	177	1,021	731
of which external	226	151	852	633
Underlying ebitda	-26	-255	-505	-602
ebitda margin (%)	-9.4	-	-49.5	-82.4
capex	91	109	424	1,565
MSEK	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001	MSEK	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001
Telia Internet Services					Telia Networks
Sweden					Sweden
Net sales	967	821	3,544	2,817	Net sales	8,164	8,784	31,722	32,087
of which external	970	817	3,518	2,802	of which external	6,613	7,309	26,165	27,707
Underlying ebitda	-96	-217	-497	-914	Underlying ebitda	3,105	2,948	11,871	11,701
ebitda margin (%)	-9.9	-26.4	-14.0	-32.4	ebitda margin (%)	38.0	33.6	37.4	36.5
Investments	88	160	321	722	Investments	1,131	1,824	3,427	5,712

MSEK	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001

Mobile telephony, Finland
Net sales	259	196	961	666
of which external	239	192	933	648
Underlying ebitda	4	-147	-233	-412
ebitda margin (%)	1.5	-75.0	-24.2	-61.9
capex	25	195	174	412
Business solutions, telephony
Net sales	343	368	1,844	1,619
of which external	440	364	1,842	1,450
Underlying ebitda	-58	-15	-131	-107
ebitda margin (%)	-16.9	-4.1	-7.1	-6.6

MSEK	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001
Telia Networks
Sweden
Net sales	8,164	8,784	31,722	32,087
of which external	6,613	7,309	26,165	27,707
Underlying ebitda	3,105	2,948	11,871	11,701
ebitda margin (%)	38.0	33.6	37.4	36.5
Investments	1,131	1,824	3,427	5,712

  For further information: www.teliasonera.com, Investor Relations, Financial Information, Archive Telia

TeliaSonera Subscription Trends 1)

‘000	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999
Mobile telephony, Sweden	3,604	3,439	3,257	2,638
Finland	2,790	239	149	33
Norway	1,088	970	850	–
Denmark	466	288	263	170
Baltic entities	1,324	–	–	–
Other	1,614	–	–	–
Internet, Sweden	1,156	992	738	604
of which broadband	393	245	51	6
Finland	273	–	–	–
of which broadband	71	–	–	–
Denmark, broadband	81	58	30	11
Fixed telephony, 2) Sweden	6,441	6,585	6,621	6,519
Finland	721	–	–	–
Baltic entities	936	–	–	–

‘000	Dec 31, 1998	Dec 31, 1997	Dec 31, 1996
Mobile telephony, Sweden	2,206	1,935	1,745
Finland	8	–	–
Norway	–	–	–
Denmark	112	–	–
Baltic entities	–	–	–
Other	–	–	–
Internet, Sweden	440	231	106
of which broadband	1	–	–
Finland	–	–	–
of which broadband	–	–	–
Denmark, broadband	3	–	–
Fixed telephony, 2) Sweden	6,389	6,254	6,161
Finland	–	–	–
Baltic entities	–	–	–

  Including Sonera and Baltic entities since December 3, 2002. For further information: www.teliasonera.com, Investor Relations, Financial Information, Archive Telia
  Total equivalent (PSTN and ISDN) lines

Disclosure Obligation in Finland

The following information is provided pursuant to the Finnish Financial Supervision Authority decision no. 28/269/2002.

This year-end report has been prepared in accordance with chapter 2, section 6a of the Finnish Securities Markets Act.

TeliaSonera prepares its consolidated financial statements in accordance with International Accounting Standards (ias). The main differences between Finnish Accounting Standards (Finnish gaap) and ias, relevant to TeliaSonera, are as follows.

Business combinations

Under Finnish gaap an acquisition paid through the issue of own shares does not require that the purchase price is determined based on the market value of the issued shares. ias require that the purchase price is determined based on the market value of the issued shares which often results in the recognition of goodwill and other assets at consolidation and future depreciation and amortization of such amounts. Historically TeliaSonera has not issued own shares at acquisitions but the merger with Sonera involves the issue of own shares.

Impairment of fixed assets and long-term investments

ias require that if future cash flows are used for recoverability tests these cash flows should be discounted. Finnish gaap do not exactly define how recoverability tests should be performed.

Capitalization of interest cost relating to investments in associated companies

Finnish gaap allow the capitalization of interest costs relating to investments in associated companies if the associated company carries out construction activities that takes time to complete. ias do not allow capitalization of interest costs relating to investments in associated companies.

Financial instruments

Under Finnish gaap, derivative financial instruments cannot be recorded at fair value. Under ias, all derivatives are recorded in the balance sheet at fair value. The changes in the fair value of derivatives are recorded either in earnings or in a separate component of shareholders’ equity, depending on the intended use and designation of the derivative at its inception.

Under Finnish gaap, investments in marketable securities should be recorded at the lower of cost or market value and the unrealized changes are recorded in the income statement as write-downs or reversals of write-downs. Under ias, TeliaSonera reports all marketable securities classified as "available-for-sale" at fair value, and records the unrealized gains and losses as a separate component of shareholders’ equity, unless there is an impairment, in which case a write-down is recorded in the income statement.

Deferred taxes

Finnish gaap do not require the recognition of deferred tax assets for certain temporary differences even if it is apparent that the temporary differences reverses in the foreseeable future. ias require the recognition of a deferred tax asset under such circumstances.

Financial Information/Underlying ebitda

This year-end report includes information on "underlying ebitda" and on other similar "underlying" measures of TeliaSonera’s results of operations. Underlying ebitda equals operating income before depreciation, amortization and write-downs, net of items not reflecting the underlying business operations and excluding income from associated companies. Items not reflecting the underlying business operations include capital gains and losses, restructuring/phase-out of operations, personnel redundancy costs, and expenses in conjunction with the initial public offering in 2000. TeliaSonera’s management uses underlying ebitda and operating income as the principal measures for monitoring profitability in internal operations. Management believes that, besides operating income, underlying ebitda is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, underlying ebitda is presented to enhance the understanding of TeliaSonera’s historical operating performance.

Underlying ebitda, however, should not be considered as an alternative to operating income as an indicator of our operating performance. Similarly, underlying ebitda should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying ebitda is not a measure of financial performance under ias or u.s. gaap and may not be comparable to other similarly titled measures for other companies. Underlying ebitda is not meant to be predictive of potential future results.

Forward-Looking Statements

This interim report contains statements concerning, among other things, TeliaSonera’s financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent TeliaSonera’s future expectations. TeliaSonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including TeliaSonera’s market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of TeliaSonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, TeliaSonera undertakes no obligation to update any of them in light of new information or future events.

Cautionary Disclaimer/Legend

On December 9, 2002, Telia announced the completion of its exchange offer for all of the outstanding shares, including shares in the form of American depositary shares, or ADSs, and certain warrants of Sonera. Effective December 9, 2002, Telia changed its name to TeliaSonera. As a result of the completion of the exchange offer, TeliaSonera is, pursuant to Finnish law, making a mandatory redemption offer to acquire all of the outstanding shares, including shares in the form of ADSs, and warrants of Sonera that were not tendered in the exchange offer. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of TeliaSonera. Any offer in the United States will only be made through a prospectus, as amended or supplemented, which is part of a registration statement on Form F-4 which Telia originally filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, as it may be amended from time to time, the prospectus, including any amendments or supplements thereto, included therein and other documents relating to the offer that TeliaSonera has filed or will file with the SEC because these documents contain important information relating to the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, and any amendment thereto, as well as any documents incorporated by reference therein at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting TeliaSonera AB, Investor Relations, SE-123 86 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera Corporation, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

 Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TeliaSonera (Registrant)
February 20, 2003 (Date)	/s/ JAN HENRIK AHRNELL Jan Henrik Ahrnell Vice President and General Counsel